Exhibit (a)(1)(i)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of

EMPIRE RESOURCES, INC.

at
$7.00 per Share
by

TA CHEN INVESTMENT CORPORATION,

a wholly owned subsidiary of

TA CHEN STAINLESS PIPE CO., LTD.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON THURSDAY, MAY 4, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of March 30, 2017 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Ta Chen Stainless Pipe Co., Ltd., a Taiwan corporation (“Ta Chen”), Ta Chen Investment Corporation, a Delaware corporation and a wholly owned subsidiary of Ta Chen (“Purchaser”), and Empire Resources, Inc., a Delaware corporation (“Empire Resources”). Purchaser is offering to purchase all of the shares of common stock, par value $0.01 per share (the “Shares”), of Empire Resources that are issued and outstanding at a price of $7.00 per Share (the “Offer Price”), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.”

Pursuant to the Merger Agreement, as promptly as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into Empire Resources (the “Merger”), with Empire Resources continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Ta Chen. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 16 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights”) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Ta Chen or Purchaser and Shares held in treasury of Empire Resources or by any of its wholly owned subsidiaries, which Shares will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

THE BOARD OF DIRECTORS OF EMPIRE RESOURCES UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES PURSUANT TO THE OFFER.

After careful consideration, the board of directors of Empire Resources (the “Empire Resources Board”) has unanimously (i) approved and declared fair and advisable and in the best interests of Empire Resources the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”), (ii) approved the Tender Agreement (as defined below), (iii) determined that it is in the best interests of Empire Resources and its stockholders that Empire Resources enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth in the Merger Agreement, and (iv) resolved that the Offer was approved and to recommend to the stockholders of Empire Resources that they accept the Offer and tender their Shares pursuant to the Offer. As promptly as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Ta Chen, Purchaser and Empire Resources will cause the Merger to become effective without a meeting of Empire Resources’ stockholders to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL.

The Offer is not subject to any financing condition.  The Offer is conditioned upon: (i) there being validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL) and not validly withdrawn prior to 11:59 P.M., New York City time, on Thursday, May 4, 2017 (the “Expiration Date,” unless Purchaser extends the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by us, will expire) that number of Shares that would represent at least a majority of all Shares outstanding at the time the Shares are accepted for payment; and (ii) other customary conditions as described in this Offer to Purchase. See Section 15 — “Conditions to the Offer.”

A summary of the principal terms of the Offer appears on pages ii through vii. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares pursuant to the Offer.

April 7, 2017

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should, prior to the Expiration Date, (i) complete and execute the Letter of Transmittal that is enclosed with this Offer to Purchase in accordance with the instructions contained therein, and mail or deliver the Letter of Transmittal together with the certificates representing your Shares and any other required documents, to American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer (the “Depositary”), (ii) tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Book-Entry Transfer” or (iii) if applicable, request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such nominee in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Guaranteed Delivery.”

*****

D.F. King & Co., the information agent for the Offer, may be contacted at the address and telephone numbers set forth on the back cover of this Offer to Purchase for questions and/or requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission at www.sec.gov.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

i

SUMMARY TERM SHEET

Securities Sought:
All of the shares of common stock, par value $0.01 per share (the “Shares”), of Empire Resources, Inc., a Delaware corporation (“Empire Resources”), that are issued and outstanding.
Price Offered Per Share:
$7.00 per Share (the “Offer Price”), without interest, less any applicable withholding taxes.
Scheduled Expiration Date:
11:59 P.M., New York City time, on Thursday, May 4, 2017, unless the Offer (as defined below) is extended or earlier terminated.
Purchaser:
Ta Chen Investment Corporation, a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Ta Chen Stainless Pipe Co., Ltd., a Taiwan corporation (“Ta Chen”).
Empire Resources Board Recommendation:
The board of directors of Empire Resources (the “Empire Resources Board”) has unanimously (i) approved and declared fair and advisable and in the best interests of Empire Resources the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”), (ii) approved the Tender Agreement, (iii) determined that it is in the best interests of Empire Resources and its stockholders that Empire Resources enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth in the Merger Agreement, and (iv) resolved that the Offer was approved and to recommend to the stockholders of Empire Resources that they accept the Offer and tender their Shares pursuant to the Offer.

The following are some questions that you, as a stockholder of Empire Resources, may have and answers to those questions. This summary term sheet highlights selected information from this offer to purchase (this “Offer to Purchase”) and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.” To better understand the Offer and for a complete description of the terms of the Offer, you should read this Offer to Purchase, the Letter of Transmittal and the other documents to which we refer you carefully and in their entirety. Questions or requests for assistance may be directed to D.F. King & Co., our information agent (the “Information Agent”), at the address and telephone numbers set forth for the Depositary on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Who is offering to buy my Shares?

We are a wholly owned subsidiary of Ta Chen, incorporated under the laws of the State of Delaware and were formed for the purpose of making the Offer and thereafter consummating the merger (the “Merger”) with and into Empire Resources, with Empire Resources continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Ta Chen. To date, we have not carried on any activities other than those related to our formation, the Merger Agreement, the Offer and the Merger. Ta Chen is a corporation incorporated under the laws of Taiwan. See the “Introduction” and Section 8 — “Certain Information Concerning Purchaser and Ta Chen.”

How many Shares are you offering to purchase in the Offer?

We are making the Offer to purchase all issued and outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of March 30, 2017, by and among Empire Resources, Ta Chen and us (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), in order to acquire control of, and ultimately following the Merger, the entire equity interest in, Empire Resources, while allowing Empire Resources’ stockholders an opportunity to receive the Offer Price promptly by tendering their Shares pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Ta Chen and Empire Resources will consummate the Merger as promptly as practicable thereafter. At the effective time of the Merger (the “Effective Time”), Empire Resources, as the Surviving Corporation, will become a wholly owned subsidiary of Ta Chen. See Section 12 — “Purpose of the Offer; Plans for Empire Resources; Other Matters.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $7.00 per Share, without interest, less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and such nominee tenders your Shares on your behalf, such nominee may charge you a fee for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What does the Empire Resources Board recommend?

After careful consideration, the Empire Resources Board has unanimously (i) approved and declared fair and advisable and in the best interests of Empire Resources the Merger Agreement, the Offer, the Merger and the other Transactions, (ii) approved the Tender Agreement, (iii) determined that it is in the best interests of Empire Resources and its stockholders that Empire Resources enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth in the Merger Agreement, and (iv) resolved that the Offer was approved and to recommend to the stockholders of Empire Resources that they accept the Offer and tender their Shares pursuant to the Offer.

See the “Introduction” and Section 12 — “Purpose of the Offer; Plans for Empire Resources; Other Matters” and Empire Resources’ Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being filed with the U.S. Securities and Exchange Commission (the “SEC”) and, together with this Offer to Purchase, the Letter of Transmittal and other related materials, mailed to Empire Resources’ stockholders in connection with the Offer.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

(a)	the number of Shares being validly tendered (other than Shares tendered by guaranteed delivery that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the Depositary for the Offer) and not validly withdrawn prior to the Expiration Date that number of Shares that would represent at least a majority of the Shares outstanding immediately prior to the time the Shares are accepted for payment (the “Minimum Condition”); and
(b)	other customary conditions described in Section 15 — “Conditions to the Offer.”

We and Ta Chen may waive any condition, in whole or in part, other than the Minimum Condition, at any time and from time to time, without Empire Resources’ consent. See Section 15 — “Conditions to the Offer.”

Is the Offer subject to any financing condition?

No. The Offer is not subject to any financing condition.

Do you have the financial resources to pay for all Shares?

Yes. The total amount of funds required by us to purchase all Shares pursuant to the Offer and the Merger and to pay related fees and expenses is approximately $55,500,000. Ta Chen, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and will provide funding for our acquisition of the remaining Shares in the Merger. Ta Chen expects to fund such cash requirements from its available cash on hand. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender pursuant to the Offer?

No. We do not believe our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all Shares solely for cash;
•	Ta Chen has sufficient funds, through cash on hand, to provide us with the requisite cash to purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer and to provide funding for the Merger;
•	the consummation of the Offer is not subject to any financing condition; and
•	if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer (i.e., the Offer Price).

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

What percentage of Shares do you or your affiliates currently own?

Ta Chen and its subsidiaries currently beneficial own 413,047 Shares, which is approximately 5% of the outstanding Shares.

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. In connection with the execution of the Merger Agreement, we and Ta Chen have entered a tender agreement, dated as of March 30, 2017 (the “Tender Agreement”), with the Tendering Stockholders (as defined in Section 11 — “The Merger Agreement; Other Agreements — Tender Agreements”), pursuant to which, among other things, the Tendering Stockholders have agreed to tender all of their Shares pursuant to the Offer, and, subject to certain exceptions, not to withdraw or transfer any of the Shares that are subject to the Tender Agreements. As of the date of the Offer, the Tendering Stockholders owned in the aggregate, indirectly or directly, Shares representing approximately 46.3% of all outstanding Shares, based upon information provided by Empire Resources and the Tendering Stockholders. See Section 11 — “The Merger Agreement; Other Agreements — Tender Agreement.”

Do I have to vote to approve the Offer or the Merger?

Your vote is not required to approve the Offer. You simply need to tender your Shares if you choose to do so. However, the Offer can be completed only if, among other things, the Minimum Condition is satisfied.

Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote by the stockholders of Empire Resources will be required in connection with the consummation of the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger.

How long do I have to decide whether to tender pursuant to the Offer?

You will be able to tender your Shares pursuant to the Offer until 11:59 P.M., New York City time, on Thursday, May 4, 2017 (the “Expiration Date,” unless we extend the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by us, will expire). Further, if you cannot deliver everything that is required in order to make a valid tender in accordance with the terms of the Offer by the Expiration Date, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an Eligible Institution (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Signature Guarantees”) may guarantee that the missing items will be received by American Stock Transfer & Trust Company, LLC, our depositary for the Offer (the “Depositary”), within three NASDAQ trading days. Please give your broker, dealer, commercial bank, trust company or other nominee instructions in sufficient time to permit such nominee to tender your Shares by the Expiration Date. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and, if so, under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended. In some cases, we are required to extend the Offer beyond the initial Expiration Date, but in no event will we be required to extend the Offer beyond May 31, 2017 (the “Outside Date”).

Pursuant to the Merger Agreement, we are required to extend the Offer:

•	for periods of not more than 3 business days each, but not beyond the Outside Date, in order to permit the satisfaction of all remaining conditions (subject to our and Ta Chen’s right to waive any condition to the Offer (other than the Minimum Condition) in accordance with the Merger Agreement), if at any scheduled Expiration Date, any condition to the Offer has not been satisfied or waived (other than the Minimum Condition, which we and Ta Chen may not waive without Empire Resources’ consent); and
•	for any period required by rule, regulation, interpretation or position of the SEC or its staff or the NASDAQ Capital Market; or
•	if an acquisition proposal has been submitted to Empire Resources, (x) we may extend the Offer until six (6) business days following the rejection by Empire Resources of the acquisition proposal and (y) we will extend the Offer at the request of Empire Resources for no more than ten (10) business days to permit Empire Resources to take a position with respect to the acquisition proposal (or any amendment thereof) and for three (3) business days after Empire Resources has taken a position with respect to the acquisition proposal; provided, that we will not be required to extend the Offer beyond the Outside Date.

If we extend the Offer, such extension will extend the time that you will have to tender your Shares. See Section 1 — “Terms of the Offer.”

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL, we expect the Merger to occur as soon as practicable following the Offer consummation of the Offer without a subsequent offering period.

How will I be notified if the time period during which I can tender my Shares pursuant to the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. See Section 1 — “Terms of the Offer.”

How do I tender my Shares pursuant to the Offer?

To tender your Shares pursuant to the Offer, you must deliver the certificates representing your Shares, together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or, in the case of a book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Valid Tender of Shares”) in lieu of such Letter of Transmittal), and any other documents required by the Letter of Transmittal, to the Depositary prior to the Expiration Date. If your Shares are held in street

v

name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by such nominee through The Depository Trust Company (“DTC”). You should contact the institution that holds your Shares for more details.

If you are unable to deliver any required document or instrument to the Depositary prior to the Expiration Date, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). For the tender to be valid, however, the Depositary must receive the Notice of Guaranteed Delivery prior to the Expiration Date and must then receive the missing items within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares —  Guaranteed Delivery.”

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn at any time after 60 days from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer. See Section 4 — “Withdrawal Rights.”

How do I properly withdraw previously tendered Shares?

To properly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal with the required information (as specified in this Offer to Purchase and in the Letter of Transmittal) to the Depositary while you still have the right to withdraw Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the proper withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

If the Offer is successful, will Empire Resources continue as a public company?

No. If the Offer is successful, there will be no market for the Shares because, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we, Ta Chen and Empire Resources intend to consummate the Merger in accordance with Section 251(h) of the DGCL as soon as practicable after the consummation of the Offer after which Empire Resources, as the Surviving Corporation, will be a wholly-owned subsidiary of Ta Chen. Following the consummation of the Merger, we intend to cause Empire Resources to be delisted from the NASDAQ Capital Market and deregistered under the Securities Exchange Act of 1934, as amended, and the regulations thereunder (the “Exchange Act”), and the Shares will no longer be publicly traded. See Section 13 — “Certain Effects of the Offer.” See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

Yes. If at least such number of Shares as satisfies the Minimum Condition are validly tendered and received by us in the Offer, and the other conditions to the Merger are satisfied or waived (see Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Merger Closing Conditions”), then, in accordance with the terms of the Merger Agreement, we will complete the Merger. See Section 13 — “Certain Effects of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of us, Ta Chen or Empire Resources are under any obligation to pursue or consummate the Merger if the Offer has not been first consummated.

If I object to the price being offered, will I have appraisal rights?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger with respect to Shares not tendered in the Offer if such stockholders properly perfect their right to seek appraisal under the DGCL. See Section 16 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

If I decide not to tender my Shares pursuant to the Offer, how will the Offer affect my Shares?

If you decide not to tender your Shares pursuant to the Offer and the Merger occurs as described herein, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares pursuant to the Offer, net of applicable withholding taxes and without interest.

Subject to certain conditions, if we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the Merger to occur.

Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote by the stockholders of Empire Resources will be required in connection with the consummation of the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger.

See Section 11 — “The Merger Agreement; Other Agreements” and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

The closing price for the Shares reported on the NASDAQ Capital Market was $6.26 per Share on March 30, 2017, the last full day of trading prior to the announcement of the execution of the Merger Agreement.

We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer, as set forth in Section 15 — “Conditions of the Offer,” are satisfied or, to the extent permitted, waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount in cash equal to the number of Shares you tendered multiplied by $7.00, net of applicable withholding taxes and without interest, promptly following the Expiration Time. See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What will happen to my equity awards in the Offer?

The Offer is being made only for Shares, and not for options to acquire Shares (“Empire Resources Options”). All Empire Resources Options outstanding immediately prior to the Effective Time under any Company stock option plan, whether or not then exercisable, shall be canceled at the Effective Time and each holder of an Empire Resources Option will be entitled to receive from the Surviving Corporation, for each Share subject to an Option, an amount in cash equal to the excess, if any, of the Offer Price over the per Share exercise price of such Empire Resources Option, without interest, less any applicable withholding taxes.

See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Treatment of Empire Resources Options.”

What are the U.S. federal income tax consequences of the Offer and the Merger?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a United States person who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. A more detailed summary of the United States federal income tax consequences of the Offer and the Merger is included in Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.”

To whom should I talk if I have additional questions about the Offer?

You may call D.F. King & Co., the Information Agent, toll-free at (866) 721-1618.

To the Holders of Shares of Common Stock of Empire Resources, Inc.:

INTRODUCTION

The Offer is being made pursuant to the Merger Agreement by and among Ta Chen, Empire Resources and us. We are offering to purchase all of the issued and outstanding Shares at the Offer Price, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer.

The Offer and the withdrawal rights will expire at the Expiration Date, unless the Offer is extended or the Merger Agreement has been earlier terminated in accordance with its terms. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

If you are a record owner of Shares and you tender such Shares directly to the Depositary in accordance with the terms of this Offer, we will not charge you brokerage fees, commissions or, except as set forth in the Letter of Transmittal, stock transfer taxes on the sale of Shares pursuant to the Offer. However, if you do not complete and sign the Internal Revenue Service (“IRS”) Form W-9 that is enclosed with the Letter of Transmittal (or other applicable form), you may be subject to backup withholding at the applicable statutory rate on the gross proceeds payable to you. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Backup Withholding.” Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with such nominee to determine if they will be charged any service fees or commissions. We will pay all charges and expenses of the Depositary and the Information Agent incurred in connection with the Offer. See Section 17 — “Fees and Expenses.”

Subject to the provisions of the Merger Agreement, as promptly as practicable following the consummation of the Offer, we, Ta Chen and Empire Resources will cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), in accordance with the relevant provisions of the DGCL. The Merger will become effective upon the filing of the Certificate of Merger or as specified in the Certificate of Merger, at which time Empire Resources will become the Surviving Corporation and a wholly owned subsidiary of Ta Chen. At the Effective Time, each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 16 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights”) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Ta Chen or Purchaser and Shares held in the treasury of Empire Resources or by any of its wholly owned subsidiaries (in each case, other than any such Shares held in a fiduciary capacity or otherwise on behalf of third parties), which Shares will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor (the “Cancelled Shares”).

Section 11 — “The Merger Agreement; Other Agreements” more fully describes the Merger Agreement. Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.”

After careful consideration, the Empire Resources Board has unanimously (i) approved and declared fair and advisable and in the best interests of Empire Resources the Merger Agreement, the Offer, the Merger and the other Transactions, (ii) approved the Tender Agreement, (iii) determined that it is in the best interests of Empire Resources and its stockholders that Empire Resources enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth in the Merger Agreement, and (iv) resolved that the Offer was approved and to recommend to the stockholders of Empire Resources that they accept the Offer and tender their Shares pursuant to the Offer.

A more complete description of the Empire Resources Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Schedule 14D-9 that is being filed with the SEC and, together with this Offer to Purchase, the Letter of Transmittal and other related materials, mailed to Empire Resources’ stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety.

The Offer is not subject to any financing condition.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the other customary conditions described in Section 15 — “Conditions to the Offer.”

According to Empire Resources, as of March 30, 2017, there were 8,250,455 issued and outstanding Shares. Assuming that no other Shares were or are issued after March 30, 2017, the Minimum Condition would be satisfied if at least 4,125,228 Shares are validly tendered and not properly withdrawn prior to the Expiration Date. Certain stockholders, who own, directly or indirectly, in the aggregate, 3,822,523 outstanding Shares have agreed to tender all of their Shares pursuant to the Offer, and, subject to certain exceptions, not to withdraw or transfer any of the Shares.

After the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Ta Chen, we and Empire Resources will cause the Merger to become effective as promptly as practicable. The Merger Agreement provides that, from and after the Effective Time, until successors are duly elected and qualified in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, (i) the officers of Empire Resources immediately prior to the Effective Time will be the officers of the Surviving Corporation and (ii) our directors immediately prior to the Effective Time will be the directors of the Surviving Corporation.

Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a tender offer for a public Delaware corporation, the stock irrevocably accepted for purchase pursuant to such tender offer and received by the depositary prior to the expiration of such tender offer, plus the stock otherwise owned by the consummating corporation equals at least such percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under the DGCL or the target corporation’s certificate of incorporation, and each outstanding share of each class or series of stock that is the subject of such tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in such tender offer, the consummating corporation may effect a merger without a vote of the stockholders of the target corporation. Accordingly, if the Offer is consummated and the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Expiration Time (as defined below), together with the Shares then owned by the Purchaser, is at least a majority of the outstanding Shares, the Purchaser will not seek the approval of Empire Resources’ remaining public stockholders before effecting the Merger. Section 251(h) also requires that the Merger Agreement provide that such merger will be effected as soon as practicable following the consummation of the tender offer. Therefore, Empire Resources, Ta Chen and the Purchaser have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, but in any event no later than the date of, and immediately following, the payment for the Shares tendered in the Offer. See Section 12 — “Purpose of the Offer; Plans for Empire Resources; Other Matters.”

Appraisal rights are not available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be fair value, in lieu of the consideration that such holder of Shares would be entitled to receive pursuant to the Merger Agreement. The “fair value” could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). See Section 16 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

This Offer to Purchase, the Letter of Transmittal and the Schedule 14D-9 contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will promptly accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date as permitted under Section 4 — “Withdrawal Rights.”

The Offer is not subject to any financing condition. The Offer is conditioned upon the satisfaction of the Minimum Condition and the other customary conditions described in Section 15 — “Conditions to the Offer.”

We and Ta Chen expressly reserve the right from time to time to waive any of the conditions described in Section 15 — “Conditions to the Offer”, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that neither we nor Ta Chen will, without the prior written consent of Empire Resources, (i) change or waive the Minimum Condition, (ii) decrease the number of Shares sought to be purchased by Sub in the Offer, (iii) reduce the Offer Price, (iv) extend or otherwise change the Expiration Date other than as required or permitted by the Merger Agreement, (v) change the form of consideration payable in the Offer, or (vi) impose additional conditions to the Offer or otherwise amend or modify the Offer in any manner adverse to the holders of Shares.

Pursuant to the Merger Agreement, following the consummation of the Offer and satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Ta Chen and Empire Resources will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the time we first accept the Shares for payment pursuant to the Offer.

The Merger Agreement separately provides that we are required to extend the Offer for periods of not more than 3 business days each, but not beyond the Outside Date, in order to permit the satisfaction of all remaining conditions (subject to our and Empire Resources’ right to waive any condition to the Offer (other than the Minimum Condition) in accordance with the Merger Agreement), if at any scheduled Expiration Date, any condition to the Offer has not been satisfied or waived (other than the Minimum Condition, which we and Ta Chen may not waive without Empire Resources’ consent), and for any period required by rule, regulation, interpretation or position of the SEC or its staff or the NASDAQ Capital Market, or, if an acquisition proposal has been submitted to Empire Resources, (x) we may extend the Offer until six (6) business days following the rejection by Empire Resources of the acquisition proposal and (y) we will extend the Offer at the request of Empire Resources for no more than ten (10) business days to permit Empire Resources to take a position with respect to the acquisition proposal (or any amendment thereof) and for three (3) business days after Empire Resources has taken a position with respect to the acquisition proposal; provided that we are not obligated to extend the Offer beyond the Outside Date.

If we extend the Offer, are delayed in our acceptance for payment of Shares, are delayed in payment after the time we accept for payment Shares tendered in the Offer (the “Share Acceptance Time”) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act and the interpretations thereunder. The minimum period during which an offer must remain open following material changes in the terms of an offer or information concerning an offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes and the appropriate manner of dissemination. In a published release, the SEC has stated that, in its view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum period of ten business days may be required to allow for adequate dissemination to stockholders and investor response. In accordance with the foregoing view of the SEC and the applicable law, if, prior to the Expiration Date, and subject to the limitations of the Merger Agreement, we change the number of Shares being sought or the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of such change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such 10th business day.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

Following the purchase of Shares tendered, we expect to consummate the Merger in accordance with Section 251(h) of the DGCL, and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Empire Resources will be required in connection with the Merger. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Empire Resources’ stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will promptly accept for payment and thereafter pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date pursuant to the Offer.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	for Shares held as physical certificates, the certificates evidencing such Shares (“Certificates”) or, for Shares held in book-entry form, confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at DTC, in each case pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares;”
•	a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of a book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal; and
•	any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to their Shares are actually received by the Depositary.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders of record whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or we are unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest with respect to the Shares purchased pursuant to the Offer be paid, regardless of any extension of the Offer or delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary or unless otherwise mutually agreed by us and Empire Resources.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased or untendered Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), in each case, promptly following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares.  No alternative, conditional or contingent tenders will be accepted. In order for an Empire Resources stockholder to validly tender Shares pursuant to the Offer, the stockholder must follow one of the following procedures:

•	for Shares held as physical certificates, the Certificates, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date;
•	for Shares held in book-entry form, either a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or an Agent’s Message in lieu of such Letter of Transmittal, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “— Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case before the Expiration Date; or
•	for Shares tendered by a Notice of Guaranteed Delivery, the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” before the Expiration Date.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation that states that DTC has received an express acknowledgment from the participant in DTC’s systems tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of a book-entry transfer, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal, and any other required documents (for example, in certain circumstances, a completed IRS Form W-9 that is included in the Letter of Transmittal) must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution in the circumstances described in the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and the Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;
•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and
•	the Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of book-entry transfers of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal, and any other documents required by the Letter of Transmittal are received by the Depositary within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery.

A Notice of Guaranteed Delivery may be delivered by overnight courier or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us. In the case of Shares held through DTC, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of DTC.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary unless otherwise mutually agreed by us and Empire Resources.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when the Share Acceptance Time occurs, we will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions to the Offer.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders we determine not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of us, Ta Chen, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment as Proxy.  By executing the Letter of Transmittal (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal) as set forth above, unless Shares relating to such Letter of Transmittal or Agent’s Message are properly withdrawn pursuant to the Offer, the tendering stockholder will irrevocably appoint our designees, and each of them, as such stockholder’s attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective if and when, and only to the extent that, we accept such Shares for payment pursuant to the Offer. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each of our designees will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including in respect of any annual, special or adjourned meeting of Empire Resources’ stockholders or otherwise, as such designee in its sole discretion deems proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon the occurrence of the Share Acceptance Time, we must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Empire Resources’ stockholders.

Empire Resources Options.  The Offer is made only for outstanding Shares and is not made for any Empire Resources Options. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Treatment of Empire Resources Options,” for a description of the treatment of the Empire Resources Options.

Backup Withholding.  To prevent federal “backup withholding” with respect to payment of the Offer Price for Shares purchased pursuant to the Offer, each stockholder (including any stockholder that tenders Shares pursuant to the Offer pursuant to the book-entry transfer procedures described above in this Section 3) must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup withholding by completing the IRS Form W-9 that is included in the Letter of Transmittal or by otherwise certifying such stockholder’s exemption from backup withholding. See Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” of this Offer to Purchase for a more detailed discussion of backup withholding.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn at any time after 60 days from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer.

For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Book-Entry Transfer,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, Shares that have been properly withdrawn may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Valid Tender of Shares.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us in our sole discretion. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, regardless of whether or not similar defects or irregularities are waived in the case of other stockholders. None of us, Ta Chen, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) and Non-U.S. Holders (as defined below) that receive cash in exchange for their Shares pursuant to the Offer or the Merger. This summary does not address the U.S. federal income tax consequences of any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Shares, including Empire Resources Options. This summary is based on current law, is for general information only and is not tax advice. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations (“Treasury Regulations”) promulgated thereunder and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. No ruling has been or will be sought from the IRS regarding any tax consequences relating to the matters discussed herein. Consequently, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those discussed below.

This summary assumes that Shares are held as capital assets within the meaning of Section 1221 of the Code and does not address all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules. In particular, this summary does not address the tax treatment of special classes of holders of Shares subject to special tax rules, including, for example:

•	banks;
•	financial institutions;
•	regulated investment companies;
•	real estate investment trusts;
•	tax-exempt entities (including private foundations);
•	insurance companies;
•	persons holding Shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”;
•	persons that have acquired Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services;
•	U.S. expatriates;
•	persons subject to the alternative minimum tax;
•	persons that own or are treated as owning (or owned or are treated as having owned) 10% or more of Empire Resources’ voting stock;
•	brokers, dealers or traders in securities or currencies;
•	controlled foreign corporations or passive foreign investment companies; or
•	U.S. Holders whose functional currency is not the U.S. dollar.

This summary does not address estate and gift tax consequences or tax consequences under any state, local or non-U.S. laws.

As used herein, “U.S. Holder” means a beneficial owner of Shares that is: (1) a citizen of or an individual resident of the United States, as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, if either (A) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

As used in this section, a “Non-U.S. Holder” means a beneficial owner of Shares that is an individual, corporation, estate or trust that is not a U.S. Holder as described above.

If a pass-through entity, including a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of Shares, the U.S. federal income tax treatment of an owner or partner will generally depend upon the status of such owner or partner and upon the activities of the pass-through entity. A U.S. person that is an owner or partner of a pass-through entity that holds Shares is urged to consult its own tax advisor regarding the tax consequences of selling Shares pursuant to the Offer or the Merger.

THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OF SHARES AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER IS MADE. HOLDERS

ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR CONSEQUENCES TO THEM UNDER U.S. FEDERAL, STATE AND LOCAL, AND APPLICABLE NON-U.S. TAX LAWS OF THE SALE OF SHARES PURSUANT TO THE OFFER OR THE MERGER.

U.S. Holders.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder generally will recognize gain or loss upon the sale of Shares pursuant to the Offer or the Merger in an amount equal to the difference, if any, between (i) the amount of cash received upon the sale pursuant to the Offer or the Merger and (ii) such U.S. Holder’s adjusted tax basis in the Shares exchanged therefor. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, such U.S. Holder has held the Shares for more than one year. Long-term capital gains of certain non corporate taxpayers (including individuals) generally will be taxed at preferential rates. The deductibility of capital losses is subject to limitations under the Code.

Non-U.S. Holders.

Subject to the discussion under “Backup Withholding” below, a non-U.S. holder who tenders Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will not be subject to U.S. federal income tax on any gain recognized on a disposition of Shares unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States. In such cases, the gain will be capital gain generally subject to U.S. federal income tax on a net basis at the rates applicable to United States persons generally (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is a foreign corporation, may also be subject to a “branch profits tax” of 30% (or such lower rate as may be specified by an applicable income tax treaty);
•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met. In such cases, except as otherwise provided by an applicable income tax treaty, the gain (which may be offset by U.S. source capital losses recognized in the same taxable year) generally will be subject to a flat 30% U.S. federal income tax; or
•	the non-U.S. holder owned (directly, indirectly or constructively) more than 5% of the Shares at any time during the five years preceding the Merger, and Empire Resources was a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the Merger and the non-U.S. holder’s holding period with respect to the Shares. We do not believe that Empire Resources is, or has been during the five years preceding the Offer or the Merger, a United States real property holding corporation for U.S. federal income tax purposes.

Non-U.S. holders should consult their own tax advisors regarding the tax consequences to them of the Offer and the Merger.

Information Reporting and Backup Withholding.

Information reporting requirements may apply to payments made to U.S. Holders in connection with the Offer and the Merger. Backup withholding (at a rate of 28%) may apply to payments pursuant to the Offer or the Merger, whichever is applicable, unless a U.S. Holder furnishes its taxpayer identification number, certifies that such number is correct, certifies that such U.S. Holder is not subject to backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Certain U.S. Holders, including corporations, are generally not subject to backup withholding and information reporting requirements, provided they properly demonstrate their eligibility for exemption. U.S. persons that are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Each Non-U.S. Holder must submit an appropriate, properly completed IRS Form W-8BEN, W-8BEN-E or W-8ECI (or successor form), as the case may be, certifying, under penalties of perjury, to such Non-U.S. Holder’s foreign status in order to establish an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under backup withholding rules from a payment to a holder will be allowed as a credit against such holder’s U.S. federal income tax and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Holders are encouraged to consult their own tax advisors to determine whether they are exempt from these backup withholding requirements and the procedure for obtaining such exemption.

Additional Tax on Passive Income.

U.S. Holders that are individuals, estates or trusts, whose income exceeds certain thresholds, generally will be subject to an additional 3.8% tax on net investment income, including dividends on and capital gains from a sale or other taxable disposition of Shares, subject to certain limitations and exceptions. U.S. Holders are urged to consult their own tax advisors regarding the applicability to them of this tax on net investment income.

6. Price Range of Shares; Dividends.

The Shares trade on the NASDAQ Capital Market under the symbol “ERS.”

The following table sets forth the high and low bid prices for the Shares for the periods indicated, as reported by the NASDAQ.

	2016		2015
	High	Low	High	Low
First Quarter	$4.10	$3.02	$4.93	$4.12
Second Quarter	$3.99	$3.10	$4.50	$3.71
Third Quarter	$5.38	$3.62	$4.43	$2.35
Fourth Quarter	$6.98	$4.62	$4.65	$2.80

According to Empire Resources, as of March 30, 2017, there were (a) 8,250,455 issued and outstanding Shares and (b) 50,000 Shares were subject to outstanding Empire Resources Options.

The closing price for the Shares reported on the NASDAQ Capital Market was $6.26 per Share on March 30, 2017, the last full day of trading prior to the announcement of the execution of the Merger Agreement.

We encourage you to obtain a recent quotation for Shares before deciding whether to tender your Shares.

During 2016, the Empire Resources Board has declared dividends on the Shares approximately on a quarterly basis. The Empire Resources Board determined that we were able to return some of our cash to stockholders without impacting future revenue and earnings growth or restricting strategic opportunities.

On March 23, 2016, Empire Resources announced a cash dividend of $0.025 per share to stockholders of record at the close of business on April 5, 2016. The dividend, totaling $212,000 was paid on April 12, 2016. On June 29, 2016, Empire Resources announced a cash dividend of $0.04 per share to stockholders of record at the close of business on July 14, 2016. The dividend, totaling $340,000 was paid on July 22, 2016. On September 14, 2016, Empire Resources announced a cash dividend of $0.04 per share to stockholders of record at the close of business on September 30, 2016. The dividend totaling $339,000 was paid on October 7, 2016. On December 16, 2016 Empire Resources announced a cash dividend of $0.04 per share to stockholders of record at the close of business on December 30, 2016. The dividend totaling $336,000 was paid on January 11, 2017.

Under the terms of the Merger Agreement, Empire Resources is not permitted to declare or pay any dividend in respect of the Shares without Ta Chen’s prior written consent other than the regular quarterly dividend of not greater than $0.04 per Share payable to stockholders of record on a date no earlier than March 30, 2017. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Conduct of Business of Empire Resources.”

7. Certain Information Concerning Empire Resources.

Except as otherwise set forth in this Offer to Purchase, the information concerning Empire Resources contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto.

General.  Empire Resources was incorporated in the State of Delaware in 1990 under the name Integrated Technology USA, Inc. Until September 17, 1999, Empire Resources was in the business of designing, developing and marketing products for emerging computer related markets.

On September 17, 1999, Empire Resources merged with Empire Resources, Inc. (“ERS”), a distributor of value added, semi-finished aluminum products. Since the merger, Empire Resources has continued the business of ERS under the name of Empire Resources, Inc. The principal executive offices of Empire Resources are located at 2115 Linwood Avenue, Fort Lee, New Jersey 07024, and the telephone number is (201) 944-2200.

Empire Resources is engaged in the purchase, sale and distribution of semi-finished aluminum and steel products to a diverse customer base located in the Americas, Europe, Australia and New Zealand.

Available Information.  Empire Resources files annual, quarterly and current reports, proxy statements and other information with the SEC. Empire Resources’ SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document Empire Resources files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Empire Resources maintains a website at www.empireresources.com. These website addresses are not intended to function as hyperlinks, and the information contained on Empire Resources’ website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

8. Certain Information Concerning Purchaser and Ta Chen.

Purchaser.  We are a Delaware corporation and a wholly owned subsidiary of Ta Chen and were formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. To date, we have not carried on any activities other than those related to our formation, the Merger Agreement, the Offer and the Merger. We have minimal assets and liabilities other than the contractual rights and obligations as set forth in the Merger Agreement and certain related agreements. Following the consummation of the Offer and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we will merge with and into Empire Resources, with Empire Resources continuing as the Surviving Corporation. Our principal executive offices are located at 2140 South Dupont Highway, Camden, Delaware 19934. Our business telephone number is (562) 808-8000.

Ta Chen.  Ta Chen is a Taiwan corporation. The business address of Ta Chen is 5855 Obispo Avenue, Long Beach, California 90805. The business telephone number for Ta Chen is (562) 808-8000.

Ta Chen is an advanced mill that produces some of the world’s highest quality stainless steel welded pipes, tubing, fittings and valves.

Additional Information.  Certain information concerning the directors and executive officers of Ta Chen is set forth in Annex A to this Offer to Purchase and certain information concerning our directors and executive officers is set forth in Annex B to this Offer to Purchase.

Except pursuant to the Tender Agreements and as set forth elsewhere in this Offer to Purchase (including Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Empire Resources,” Section 11 — “The Merger Agreement; Other Agreements,” Annex A and Annex B and as set forth below): (i) neither we nor Ta Chen nor, to our knowledge or the knowledge of Ta Chen after reasonable inquiry, any of the persons or entities listed in Annex A or Annex B, or any associate or affiliate of the foregoing, beneficially owns or has a right to acquire any Shares or any other equity securities of Empire Resources, (ii) neither we nor Ta Chen nor, to our knowledge or the knowledge of Ta Chen after reasonable inquiry, any of the persons or entities referred to in clause (i) has effected any transaction in the Shares or any other equity securities of Empire Resources during the 60-day period preceding the date of this Offer to Purchase, (iii) neither we nor Ta Chen nor, to our knowledge or the knowledge of Ta Chen after reasonable inquiry, any of the persons listed on Annex A or Annex B, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Empire Resources, (iv) during the two years prior to the date of this Offer to Purchase, there have been no transactions between us and Ta Chen, its subsidiaries or, to our knowledge or the knowledge of Ta Chen after reasonable inquiry, any of the persons listed in Annex A and Annex B, on the one hand, and Empire Resources or any of its executive officers, directors or affiliates, on the other hand, (v) during the two years prior to the date of this Offer to Purchase, there have been no negotiations, transactions or contracts between us, Ta Chen, our or its subsidiaries or, to our knowledge or the knowledge of Ta Chen after reasonable inquiry, any of the persons listed in Annex A and Annex B, on the one hand, and Empire Resources or any of its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets, (vi) there are no present or proposed material agreements, arrangements, understandings or relationships between us, Ta Chen or any of our or its respective executive officers, directors or affiliates, on the one hand, and Empire Resources or any of its executive officers, directors or affiliates, on the other hand, and (vii) during the past five years, neither we nor Ta Chen nor, to our knowledge or the knowledge of Ta Chen after reasonable inquiry, any of the persons or entities listed in Annex A or Annex B, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, we and Ta Chen have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO and such documents are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document filed by us and/or Ta Chen with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Ta Chen maintains a website at tachen.com. These website addresses are not intended to function as hyperlinks, and the information contained on Ta Chen’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

9. Source and Amount of Funds.

We estimate that we will need approximately $55,500,000 to purchase all Shares pursuant to the Offer and the Merger and to pay related fees and expenses. Ta Chen, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and will provide funding for our acquisition of the remaining Shares in the Merger. Ta Chen expects to fund such cash requirements from its available cash on hand.

We do not believe that our financial condition is relevant to a decision by a holder of Shares whether to tender Shares and accept the Offer because: (i) the Offer is being made for all Shares solely for cash; (ii) in light of Ta Chen’s financial capacity in relation to the amount of consideration payable in the Offer and as described above, Ta Chen will provide us with sufficient funds immediately available to purchase all validly tendered Shares in the Offer and not properly withdrawn; (iii) the consummation of the Offer is not subject to any financing condition; and (iv) if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer (that is, the Offer Price).

10. Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Empire Resources.

The following chronology summarizes the key meetings and events that led to Ta Chen’s and Purchaser’s signing of the Merger Agreement. The chronology below covers only the key events leading up to the Merger Agreement and does not purport to catalogue every conversation between Ta Chen and other parties. For a review of Empire Resources’ activities relating to these contacts, please refer to the Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

In early June of 2013, Ta Chen contacted Nathan Kahn, Chief Executive Officer of Empire Resources and largest stockholder of Empire Resources, to advise him that Ta Chen owned approximately 5% of the Shares and might be interested in acquiring control of Empire Resources. On June 13, 2013, Ta Chen filed a Schedule 13D reporting that it owned approximately 5.25% of the Shares and its possible interest in acquiring control of Empire Resources.

In January of 2014, Mr. Kahn was contacted by a representative of Ta Chen expressing Ta Chen’s interest in acquiring Mr. Kahn’s Shares, representing approximately 44% of the outstanding Shares, and which together with Ta Chen’s stock ownership, would result in Ta Chen owning approximately 49% of the Shares. In a subsequent discussion, Mr. Kahn advised Ta Chen that, regardless of his ability under applicable law to sell his Shares without making provision for the other stockholders of Empire Resources, as a matter of principle, he would not pursue a transaction in which other stockholders did not have the same opportunity to participate on the same terms as he did. He also expressed concern about a sale of a control position to Ta Chen without any provision for a subsequent acquisition of the Shares not owned by Ta Chen for a number of reasons, including the failure to improve the stock market trading issues that confronted Empire Resources. Ta Chen indicated it might be interested in a transaction in which it would acquire 49% of the Shares immediately with Mr. Kahn receiving $5.50 per Share and $6 per Share for the Company’s 10% Convertible Senior Subordinated Notes held by Mr. Kahn on an “as converted” basis and acquire all remaining Shares and notes at some later date at $5.50 per share for both Shares and other convertible notes and would be a “passive partner” until it owned 100% of the Shares.

On February 7, 2014, Mr. Kahn, through the Company’s outside legal counsel, Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), communicated to Ta Chen the outline of a transaction in which Ta Chen would acquire approximately 44% of the Shares pursuant to an offer open to all stockholders at a cash price of $5.60 and in 2016 would acquire all remaining Shares at a cash price of $5.60 per Share and all convertible notes on an “as converted” basis at the equivalent of $5.60 per share. The proposed transaction was explained as follows:

“At the request of Nathan Kahn, I am sending you a summary of an outline of a possible transaction with Empire Resources that is based upon your discussions with Nathan last week. This outline reflects your desire to obtain 49% ownership in 2014, be a “passive partner” until 2016, and your commitment to acquire the balance of the company in 2016.

The transaction outline also reflects Nathan’s desire to ensure that the public stockholders of ERS are treated fairly and receive the same benefits of any transaction that he does. In furtherance of that objective, Nathan would share the “control premium” you were willing to pay him on his common shares and his convertible debentures with all other shareholders and debenture holders so that all investors would receive payments based upon the same value per common share and at the same time as Nathan. The attached outline does not change the aggregate cost of the transaction that you discussed with Nathan in which he would have received a higher price in 2014 for his shares and a higher price for his debentures in 2016; rather, it re-allocates this premium among all investors. Therefore, the revised transaction pricing should be cost neutral to you. (A second attached document indicates how the proposed transaction price was calculated based upon the prices you and Nathan discussed last week.)

The attachments set forth a structure and terms that were discussed. Although Nathan has consulted with the independent directors of the company in connection with this proposal and continuing to pursue a potential transaction together, the board will need to carefully and independently evaluate any transaction and independently determine that it is fair and in the best interests of stockholders before there are any commitments or agreements by the company or Nathan. Assuming that you determine that the attached outline presents an acceptable basis for a possible transaction, Nathan would ask the ERS board to begin a formal process of reviewing the possible transaction with its advisors.”

Discussions followed in which Ta Chen indicated it did not wish to pursue the two-step structure outlined by Empire Resources; but, it remained interested in acquiring Empire Resources. On February 11, 2014, Mr. Kahn suggested to Ta Chen that it submit a detailed proposal.

On February 14, 2014, outside counsel to Ta Chen, Kurosaki and Parker, PC, communicated to Fried Frank that Ta Chen had concluded that a two-step transaction was “not an advantageous route for either party;” but, that Ta Chen was “open to a single cash out transaction.” This communication included an outline of a transaction in which Ta Chen would acquire ownership of all Shares and all Shares not owned by Ta Chen would receive $5.50 per Share in cash, convertible notes to be cashed-out at the same $5.50 per Share price on an “as converted” basis, and all options to be cashed out at the spread between $5.50 per Share and the per Share exercise price of the options. The proposal was conditioned upon a due diligence review of Empire Resources, approval by stockholders of both Empire Resources and Ta Chen, and receipt of a conditional commitment to replace Empire Resources’ existing credit facility. Ta Chen also provided for a $3 million fee in the event the transaction was not completed for any reason other than the conditions it had outlined.

The due diligence requirements of Ta Chen and its banks and other advisors, the timing of any transaction, Empire Resources’ desire to avoid disruption to its business during any discussions, including the need for confidentiality until entry into a binding agreement on a transaction, and for the parties to act quickly to determine whether an agreement could be reached all were discussed after February 14.

On March 3, 2014, Mr. Kahn and Jack Bendheim, a non-employee director of Empire Resources, met with two representatives of Ta Chen to discuss a possible transaction. Timing, due diligence, the retention of key employees at Empire Resources (other than Nathan and Sandra Kahn) and financing were discussed. Empire Resources’ desire that there be a very high level of assurance that any announced transaction be completed was communicated.

In the following weeks, counsel for Empire Resources negotiated a confidentiality agreement with the bank Ta Chen proposed would provide a credit facility to replace Empire Resources’ existing facility following completion of an acquisition. The due diligence requirements of various parties also were discussed.

Before any confidentiality agreements were signed, Empire Resources became aware that one of its important vendors had heard that Empire Resources was being acquired and had indicated it might defer doing further business with Empire Resources. Ta Chen assured Empire Resources that it was not the source of this leak. However, in light of concerns about what Empire Resources believed were extensive due diligence requirements over an extended period of time, the need to assure that Empire Resources had credit facility in place following the scheduled expiration of its existing facility, and the risks of adverse business consequences to Empire Resources if the possibility of a transaction became known to Empire Resources’ employees, customers, and suppliers before Ta Chen had entered into a binding acquisition agreement, Empire Resources decided to suspend discussions with Ta Chen. It advised Ta Chen that it would be willing to pursue a transaction with Ta Chen following the filing of Empire Resources’ Annual Report on Form 10-K if Ta Chen could act quickly to complete due diligence and all financing arrangements.

On April 2, 2014, Ta Chen filed an amendment to its Schedule 13D in which it reported that it reduced its ownership of Shares to approximately 4.77% of the outstanding shares.

In early May 2014, a representative of Ta Chen had a telephone conversation with Mr. Kahn in which Ta Chen stated that it intended to seek to re-open discussions regarding a possible acquisition of Empire Resources after Ta Chen completed the acquisition of an unrelated pending transaction and that Ta Chen was not interested in selling the Shares it owned back to Empire Resources or in the market.

In early June 2016, a representative of Ta Chen contacted Mr. Kahn about the possibility a meeting in late June or early July to discuss the possibility of re-engaging in strategic discussions. The meeting occurred in June 2016. In response to Ta Chen’s inquiry as to whether Empire Resources would like to pursue a transaction involving the acquisition of the entire Company, Mr. Kahn reminded Ta Chen of Empire Resources’ receptivity to an acquisition proposal if due diligence and negotiations could be completed quickly, confidentially and otherwise in a manner not risking disruption to Empire Resources’ business.

On June 27, 2016, Ta Chen communicated to Mr. Kahn a proposal to acquire Empire Resources in a transaction in which the holders of Shares would receive $4.91 per share in cash. A preliminary list of due diligence items also was provided. Ta Chen stated that the offer price represented an approximately 40% premium to the closing price for Shares on June 25, 2016 and an approximately 40% premium to the 90-day, 180-day and 360-day trading averages for Shares.

On June 29, 2016, the Ta Chen received an email from the Empire Resources Board indicating that the proposal was financially inadequate and significantly undervalued Empire Resources. In response to a Ta Chen inquiry as to whether Empire Resources wished to continue discussions, Ta Chen was advised that the Empire Resources Board would consider a revised Ta Chen proposal. Ta Chen was encouraged to submit its best offer and to provide details on its financing.

On June 30, 2016, Ta Chen advised Mr. Kahn that it had available cash on hand to pay for an acquisition of Empire Resources and had met with a number of US commercial banks to discuss replacing Empire Resources’ existing credit facility and remained open to keeping the existing facility in place. Ta Chen also proposed a cash price of $5.50 per Share as a basis for further discussions.

In early July, a representative of Ta Chen spoke with Mr. Kahn in which Ta Chen requested guidance on an acceptable price and Mr. Kahn indicated that, in his capacity as a stockholder and not as a director of Empire Resources, he would be supportive of a transaction providing for a cash price of $7 per Share, assuming all other terms and conditions were acceptable.

On July 6, 2016, Ta Chen communicated that it would like to submit another proposal to acquire Empire Resources after Empire Resources filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016. Ta Chen further stated that it was prepared to offer a cash price higher than the highest trading price for Shares over the past five years (which Ta Chen indicated was $5.90 per Share in August 2014). However, Ta Chen stated that it would not be willing to pay a price of $7 per Share.

After consulting with certain non-management directors, on July 8, 2016, Mr. Kahn advised Ta Chen that he would convey any offer to the Empire Resources Board for its consideration and, that, in light of Ta Chen’s desire to defer action, that it would make greater sense to defer the submission of a proposal until after the release of Empire Resources’ third quarter results, which also would be after the US Presidential election.

On July 8, 2016, Ta Chen responded by indicating its willingness to submit its “best offer” to Empire Resources in either September or December, depending upon Empire Resources’ preference. Ta Chen also asked whether the Kahns had offered $7 per Share when they had indicated possible interest in acquiring Empire Resources and was told that no proposal by the Kahns had been made.

On July 15, 2016, a representative of Ta Chan received a message from Mr. Kahn that the Empire Resources Board’s strong preference was that discussions regarding a transaction take place after announcement of Empire Resources’ third quarter results.

On November 21, 2016, Ta Chen asked Mr. Kahn if it was an appropriate time to submit a revised proposal.

Ta Chen met with Mr. Kahn on December 7, 2016. At this meeting, the parties discussed valuation, the process to complete a transaction, due diligence, and certain post-acquisition operational matters and retention of employees (other than the Kahns). Ta Chen indicated that it was willing to pay a cash price per Share of between $6.50 and $7, subject to satisfactory completion of due diligence. Ta Chen stated that its due diligence would be focused on valuation of inventory and hedging matters. Ta Chen’s informed Mr. Kahn that Ta Chen’s commercial bank, JPMorgan Chase Bank, N.A. (“JPM”), would need to perform separate due diligence and that JPM would replace Empire Resources’ existing credit facility upon closing of a transaction. Ta Chen also indicated that it would like an exclusivity agreement and break-up fee if a transaction was not completed. Ta Chen followed up the meeting with an e-mail confirming the matters discussed at the meeting.

On December 14, 2016, Mr. Kahn responded to Ta Chen that he would review Ta Chen’s proposal with directors of Empire Resources after Mr. Kahn completed travel on unrelated business. He reiterated Empire Resources’ concerns regarding extensive due diligence and an extended process. He also stated that break-up fees before a binding acquisition agreement were not appropriate. Mr. Kahn repeated that, in his capacity as a major stockholder, he would be supportive of a transaction meeting Empire Resources’ concerns about process and timing at the $7 per Share level. Additional e-mails were exchanged that day and on December 15 regarding the nature and timing of the due diligence review by Ta Chen and its commercial bank. Ta Chen also indicated that it was prepared to pay $7 per Share, subject to due diligence, in the context of an otherwise acceptable transaction.

On January 13, 2017, Mr. Kahn advised Ta Chen that Empire Resources was prepared to pursue a process with Ta Chen to determine whether a mutually satisfactory transaction was possible. The due diligence process and timing matters were addressed. A draft confidentiality agreement for Ta Chen and a clean room agreement for JPM, limiting JPM’s ability to disclose sensitive Empire Resources information to Ta Chen, were provided.

In the following days, the terms of the confidentiality agreements were negotiated. The confidentiality agreement with Ta Chen was signed on January 18, 2017 and the agreement with JPM on January 23, 2017.

On January 20, 2017, Fried Frank and counsel for Ta Chen discussed the structure for a transaction, process and timing.

Discussions between Ta Chen, JPM, Empire Resources and their respective counsel relating to the due diligence requirements of the parties, including JPM’s appraiser, occurred.

On January 25, 2017, Fried Frank provided Ta Chen’s counsel with drafts of the Merger Agreement and Tender Agreement.

On January 26, 2017, representatives of Ta Chen and Empire Resources and their respective counsel discussed various matters relating to due diligence, timing, financing and certain issues raised by the draft merger agreement.

On January 27, 2017, counsel to Ta Chen provided Empire Resources and Fried Frank with a revised business and legal due diligence list for Ta Chen’s review of Empire Resources. On January 31, 2017, a representative of Ta Chen and Mr. Kahn exchanged e-mails relating to timing and the due diligence process for both Ta Chen and JPMorgan.

On February 8, 2017, counsel to Ta Chen submitted to Fried Frank a revised draft of the Merger Agreement The mark-up contained a termination fee of $1 million. Subsequent to that date, counsel engaged in discussions and negotiations relating to the draft agreement and exchanged revised drafts of the agreement in late February and early March 2017.

From the week of February 6, 2017 though the week of February 13, 2017, Empire Resources provided non-public information to JPMorgan and Sandra Kahn, Empire Resources’ Chief Financial Officer, met a number of times with representatives of JPMorgan as part of JPMorgan’s due diligence review of Empire Resources.

On March 13, 2017 a representative of Ta Chen sent e-mails to Nathan Kahn suggesting a meeting the following week at which the open issues in the draft merger agreement (including the amount Ta Chen would place in escrow, the amount of the reverse break-up fee payable by Ta Chen under certain circumstances, the indemnification of directors and officers of Empire Resources, and restrictions on the conduct of Empire Resources’ business between the signing of the Merger Agreement and completion of the Merger) could be resolved and Ta Chen and its counsel could continue their due diligence review of Empire Resources. It was agreed that meetings would be held on March 23 and March 24.

On March 16, 2017, Ta Chen advised Mr. Kahn that JPMorgan had confirmed that it had received its internal approvals to provide a credit facility in the amount of $225 million for the purpose of repaying amounts under Empire Resources’ existing credit facilities and to provide the Surviving Corporation with working capital.

On March 23 and 24, 2017, Nathan and Sandra Kahn and Fried Frank met with representatives of Ta Chen and its counsel at the offices of Fried Frank in New York City. At the meetings, Ta Chen continued its due diligence review of Empire Resources and provisions of the Merger Agreement were negotiated, including the requirement that Ta Chen place $15 million in escrow within one day of the execution of the Merger Agreement, a $4 million “reverse break-up” fee payable by Ta Chen to Empire Resources under certain circumstances if the Merger is not consummated, and the nature of restrictions on the conduct of business by Empire Resources until the consummation of the Merger. Discussions regarding Ta Chen’s plans for Empire Resources following the Merger including retention of employees, financing arrangements and operating strategies occurred. During these discussions, Ta Chen agreed to retain employees of Empire Resources for one year following consummation of the merger and to the commitment to provide health insurance to Nathan and Sandra Kahn following the Merger embodied in the health insurance agreement. Late in the day on March 23, 2017, Empire Resources provided Ta Chen with a draft of its Annual Report on Form 10-K for the year ended December 31, 2016, which included draft audited financial statements for the year ended December 31, 2016. During these meetings, counsel also reviewed the Tender Agreement.

From March 25 through March 30, 2017, Empire Resources continued to provide information to Ta Chen and counsel continued to negotiate the Merger Agreement, the Tender Agreement and related documents as well as the manner in which confidential information would be disclosed by JPMorgan in connection with the possible syndication of its proposed loan to Ta Chen.

On March 30, 2017, the Board of Directors of Ta Chen approved the Merger Agreement.

The Merger Agreement was executed by the parties in the evening of March 30, 2017. On March 31, 2017, before the open of trading on the NASDAQ, Empire Resources issued a press release announcing the execution of the Merger Agreement.

On March 31, 2017, Empire Resources filed its Annual Report on Form 10-K for the year ended December 31, 2016 with the SEC and issued a press release announcing its financial results for the year ended December 31, 2016.

On April 5, 2017, the parties signed an amendment to the Merger Agreement to provide for the commencement of the Offer (as defined in the Merger Agreement) within six (6) business days after the date of the Merger Agreement and to provide for the acceptance for payment of all Shares tendered on the later of (i) twenty (20) business days after the Offer Commencement Date; (ii) the earliest date as of which Sub is permitted under applicable law to accept for payment Shares tendered pursuant to the Offer, and (iii) the earliest date as of which each of the conditions set forth in Annex I to the Merger Agreement shall have been satisfied or waived.

11. The Merger Agreement; Other Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement, as amended. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Purchaser and Ta Chen — Available Information.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement is included to provide you with information regarding its terms. Factual disclosures about Ta Chen, us and Empire Resources or any of their respective affiliates contained in this Offer to Purchase or in Empire Resources’ public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about Ta Chen, us and Empire Resources or any of their respective affiliates contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Ta Chen, us and Empire Resources were qualified and subject to important limitations agreed to by Ta Chen, us and Empire Resources in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases representations, warranties and agreements of Empire Resources are qualified by disclosures set forth in schedules that were provided by Empire Resources to us and Ta Chen but are not publicly filed as part of the Merger

Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase.

The Offer

The Merger Agreement provides that we will commence the Offer as promptly as practicable after (and in any event within six business days of) the date of the date of the Merger Agreement. Subject to the satisfaction of the Minimum Condition and the satisfaction or waiver by us of the other conditions that are described in Section 15 — “Conditions to the Offer,” we will accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer after the Expiration Date. The initial Expiration Date will be 11:59 P.M., New York City time, on Thursday, May 4, 2017, which is the 20th business day following the commencement of the Offer.

Terms and Conditions of the Offer

Our obligations to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions set forth in Section 15 — “Conditions to the Offer.” The Offer conditions are for the sole benefit of Ta Chen and us, and we or Ta Chen may waive, in whole or in part, any condition to the Offer from time to time, in our or its sole discretion, provided that we and Ta Chen may not waive the Minimum Condition without the prior written consent of Empire Resources.

Extensions of the Offer

The Merger Agreement provides that we will extend the Offer (i) for periods of not more than three (3) business days each, but not beyond the Outside Date, in order to permit the satisfaction of all remaining conditions (subject to our and Ta Chen’s right to waive any condition to the Offer (other than the Minimum Condition) in accordance with the Merger Agreement), if at any scheduled Expiration Date, any condition to the Offer has not been satisfied or waived (other than the Minimum Condition, which we and Ta Chen may not waive without Empire Resources’ consent), and (ii) for any period required by rule, regulation, interpretation or position of the SEC or its staff or the NASDAQ Capital Market, or (iii) if an acquisition proposal has been submitted to Empire Resources, (x) we may extend the Offer until six (6) business days following the rejection by Empire Resources of the acquisition proposal and (y) we will extend the Offer at the request of Empire Resources for no more than ten (10) business days to permit Empire Resources to take a position with respect to the acquisition proposal (or any amendment thereof) and for three (3) business days after Empire Resources has taken a position with respect to the acquisition proposal, provided that we are not obligated to extend the Offer beyond the Outside Date.

The Merger Agreement further provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Purchaser will, and Ta Chen will cause Purchaser to, (i) as soon as practicable after the Expiration Time, accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer (referred to herein as the Share Acceptance Time) and (ii) as soon as practicable after the Share Acceptance Time, pay for all such Shares (subject to any applicable tax withholding pursuant to the Merger Agreement). Ta Chen has agreed to provide or cause to be provided to Purchaser (or to the Depositary on behalf of Purchaser) on a timely basis the consideration necessary to pay for any Shares that Purchaser accepts for payment pursuant to the Offer.

Empire Resources Board Recommendation

The Empire Resources Board has, at a meeting duly called and held, unanimously (i) approved and declared fair and advisable and in the best interests of Empire Resources the Merger Agreement, the Offer, the Merger and the other Transactions, (ii) approved the Tender Agreement, (iii) determined that it is in the best interests of Empire Resources and its stockholders that Empire Resources enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth in the Merger Agreement, and (iv) resolved that the Offer was approved and to recommend to the stockholders of Empire Resources that they accept the Offer and tender their Shares pursuant to the Offer.

The Merger

The Merger Agreement provides that, following the consummation of the Offer, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time we will be merged with and into Empire Resources and, as a result of the Merger, our separate corporate existence will cease. The Merger will be governed by Section 251(h) of the DGCL and assuming all of the conditions of Section 251(h) are satisfied, will be effected without the adoption of the Merger Agreement by the stockholders of Empire Resources. Unless the Merger Agreement is terminated in accordance with its terms, the closing of the Merger (the “Closing”) will take place as soon as practicable following the Share Acceptance Time, except if the conditions to closing set forth in Article VIII of the Merger Agreement (the “Merger Closing Conditions”) have not been satisfied or, to the extent permissible by applicable law, waived as of such date, in which case on the first business day on which all the Merger Closing Conditions are satisfied or, to the extent permissible by applicable law, waived, unless another date, place or time is agreed to in writing by the parties.

Certificate of Incorporation; Bylaws.  At the Effective Time, until thereafter amended in accordance with the DGCL and as provided in such certificate of incorporation or bylaws, (i) Empire Resources’ certificate of incorporation in effect immediately prior to the Effective Time will be the certificate of incorporation of the Surviving Corporation, except that the name of the corporation set forth therein will be changed to the name of Empire Resources, and (ii) our bylaws in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation, except that the name of the corporation set forth therein will be changed to the name of Empire Resources.

Changes of Directors and Officers in Connection with the Offer and the Merger.  The Merger Agreement provides that, from and after the Effective Time, until successors are duly elected and qualified in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, (i) the officers of Empire Resources immediately prior to the Effective Time will be the officers of the Surviving Corporation and (ii) our directors immediately prior to the Effective Time will be the directors of the Surviving Corporation.

Merger Closing Conditions.  The respective obligation of each party to effect the Merger is each subject to the satisfaction or waiver of each of the following conditions:

•	no statute, rule, regulation, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any governmental entity or other legal restraint or prohibition (any of the foregoing, a “Prohibition”) preventing the consummation of the Merger shall be in effect, and then only if such prohibition is (i) a prohibition of a United States federal or state statute, rule or regulation or United States federal or state court order or injunction or (ii) any other statute, rule, regulation, court order, or injunction the violation of which would reasonably be expected to have a Material Adverse Effect (as defined below) on Ta Chen and Empire Resources (on a consolidated basis after giving effect to the Merger) or would subject any director or officer of Ta Chen or Empire Resources to criminal liability (other than a misdemeanor the only penalty for which is a monetary fine) in a jurisdiction in which the director of officer resides (any Prohibition described in clauses (i) or (ii) is referred to as a “Blocking Prohibition”); and
•	Purchaser shall have accepted for payment all of the Shares validly tendered pursuant to the Offer and not properly withdrawn in accordance with the terms of the Merger Agreement and the Offer.

Merger Consideration.  At the Effective Time, each Share then outstanding (other than Cancelled Shares and Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 16 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights”) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes.

Payment for Shares.  Prior to the Effective Time, Ta Chen will designate, pursuant to the terms of the Merger Agreement, a bank or trust company that is reasonably acceptable to Empire Resources to act as paying agent (in such capacity, the “Paying Agent”) for the payment of the consideration payable in the Merger in respect of each Share outstanding immediately prior to the Effective Time (other than Cancelled Shares or Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 16 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights” and any Cancelled Shares) (each, an “Eligible Share”). At the Effective Time, Ta Chen will deposit cash in an amount sufficient to pay the aggregate consideration payable in connection with the Merger.

As promptly as practicable after the Effective Time, Ta Chen will cause to be sent to each holder of Shares represented by a Share Certificate (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger and any Cancelled Shares) (i) a Letter of Transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates (or effective affidavits of loss in lieu thereof) in exchange for the consideration payable to such holder in connection with the Merger. No holder of shares in book-entry (“Book-Entry Shares”) will be required to deliver a Certificate or a Letter of Transmittal to the Paying Agent in order to receive the consideration payable to such holder in connection with the Merger in respect of such Book-Entry Shares.

Each holder of Eligible Shares will be entitled to receive the consideration payable to such holder in connection with the Merger (i) upon surrender to the Paying Agent of a Certificate for such Shares, together with a Letter of Transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, or (ii) upon receipt of an “Agent’s Message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of Book-Entry Shares. Each Certificate or Shares represented by a book-entry position so surrendered will forthwith be cancelled. Interest will not be paid or accrue in respect of the consideration payable in the Merger. The Surviving Corporation will reduce the amount of any consideration payable in the Merger paid to the stockholders by any applicable withholding taxes.

If any cash payment is to be made to a person other than the person in whose name the applicable surrendered Certificate is registered, such payment will only be made if the person requesting such payment pays any fiduciary or surety bonds or any transfer or other similar taxes required by reason of the making of such cash payment to a person other than the registered holder of the surrendered Certificate or provides evidence that such tax has been paid or is not payable to the reasonable satisfaction of the Paying Agent.

The transmittal instructions will include instructions if the stockholder has lost a Certificate or if it has been stolen or destroyed. The stockholder will have to provide an affidavit to that fact and, if required by Ta Chen or us, post a bond in such reasonable amount as Ta Chen may direct, as indemnity against any claim that may be made against it, us, the Surviving Corporation or the Paying Agent in respect of such Certificate.

Treatment of Empire Resources Options

At the Effective Time, each Empire Resources Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, will be, by virtue of the Merger and without any action on the part of Ta Chen, Purchaser, Empire Resources, the holder of the Empire Resources Option or any other person or entity, cancelled, and in exchange therefor, each holder of such Empire Resources Option will be entitled to receive an amount in cash equal to the excess, if any, of the Offer Price over the exercise price per Share previously subject to such Empire Resources Option multiplied by the number of Shares previously subject to such Empire Resources Option (the “Option Amount”). Any person entitled to the Option Amount will be paid promptly following the Effective Time through the Paying Agent.

Representations and Warranties

The Merger Agreement contains representations and warranties of Ta Chen, us and Empire Resources.

Some of the representations and warranties in the Merger Agreement made by Empire Resources are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” is any change, circumstance, event, occurrence, condition or effect (each, an “Effect”), that, when considered either individually or in the aggregate, is, or would reasonably be expected to have, a materially adverse effect on the business, financial condition or continuing results of operations of Empire Resources and its subsidiaries, taken as a whole, other than any Effect arising out of or resulting from:

(i)	a decrease in the market price of Shares;
(ii)	any change in general political conditions or general conditions in the economy or the financial, debt, credit or securities markets in the United States or elsewhere in the world, including interest rates or exchange rates, or any changes therein;

(iii)	changes in general legal, tax, regulatory, political or business conditions in the United States or any other countries or regions in which Empire Resources does business;
(iv)	changes in applicable law, U.S. GAAP or accounting standards or interpretations thereof;
(v)	any outbreak, continuation or escalation of war (whether or not declared) or any act of war, terrorism, sabotage, armed hostility or similar act of calamity or any material worsening of such conditions existing as of the date of the Merger Agreement;
(vi)	general conditions in the industries in which Empire Resources operates, or any changes therein;
(vii)	any hurricane, earthquake, flood, or other natural disasters;
(viii)	the execution, delivery or performance of the Merger Agreement, or the announcement or consummation of the transactions contemplated thereby, including any litigation resulting therefrom, or the impact thereof on relationships, contractual or otherwise, of Empire Resources or any of its subsidiaries with customers, suppliers, vendors, lenders, joint venture partners or employees;
(ix)	any action taken by Ta Chen or any of its affiliates; or
(x)	any action taken by Empire Resources at the request or with the consent of Ta Chen.

In the Merger Agreement, Empire Resources has made customary representations and warranties to Ta Chen and us with respect to, among other things:

•	the due incorporation, valid existence, good standing and qualification to do business of Empire Resources and its subsidiaries;
•	Empire Resources’ capitalization;
•	the corporate authority and power of Empire Resources to perform its obligations under the Merger Agreement;
•	the absence of any conflict between the execution of the Merger Agreement and the consummation of the Offer and the Merger, on the one hand, and the organizational or governing documents or certain agreements of Empire Resources and its subsidiaries or applicable laws, on the other hand;
•	the governmental authorizations necessary in connection with Empire Resources’ obligations under the Merger Agreement;
•	Empire Resources’ SEC filings and financial statements;
•	the absence of certain material undisclosed liabilities;
•	the absence of certain changes or events;
•	the absence of any material litigation or other legal proceedings, claims or investigations;
•	compliance with applicable laws and regulatory requirements, including possession of all governmental licenses and permits necessary to conduct its business;
•	the absence of certain undisclosed transactions with affiliates;
•	employee benefit matters, including the status of employee benefit plans;
•	tax matters, including filings of material tax returns and payment of material taxes;
•	environmental matters, including compliance of Empire Resources and its subsidiaries with applicable environmental laws;
•	insurance coverage;
•	real property and equipment and title to assets;
•	intellectual property matters;

•	parties entitled to financial advisory fees based on Empire Resources’ arrangements;
•	the inapplicability of any anti-takeover law to the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and
•	the receipt by the Empire Resources Board of a fairness opinion.

In the Merger Agreement, we and Ta Chen have made customary representations and warranties to Empire Resources with respect to, among other things:

•	the due incorporation, valid existence, good standing and qualification to do business of Ta Chen and us;
•	the corporate authority and power of Ta Chen and us to perform our obligations under the Merger Agreement;
•	the absence of any conflict between the execution of the Merger Agreement and the consummation of the Offer and the Merger, on the one hand, and our organizational or governing documents and those of Ta Chen, applicable laws or certain of our agreements and those of Ta Chen, on the other hand;
•	the governmental authorizations necessary in connection with the obligations of Ta Chen and us under the Merger Agreement;
•	availability of funds necessary to perform our respective obligations under the Merger Agreement, including the payment of the aggregate Offer Price and consideration payable in the Merger;
•	ownership of Shares by Ta Chen and its subsidiaries;
•	the absence of any material transaction-related litigation or other legal proceedings, claims or investigations;

None of the representations and warranties contained in the Merger Agreement survive the Share Acceptance Time.

Conduct of Business of Empire Resources

The Merger Agreement provides that, except as expressly required by the Merger Agreement, as required by applicable law or otherwise with the prior written consent of Ta Chen, from the date of the Merger Agreement until the Effective Time, the business of Empire Resources and its subsidiaries will be conducted in the regular and ordinary course substantially consistent in nature, scope and magnitude with the past practices of Empire Resources and, to the extent consistent therewith, use its reasonable best efforts to preserve intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it.

In addition, during the same period, except as expressly required by the Merger Agreement, as required by applicable law, or otherwise with the prior written consent of Ta Chen, neither Empire Resources nor any of its subsidiaries will take certain actions (subject to certain further exceptions to the individual restrictions set forth in the Merger Agreement, including, in certain circumstances, exceptions relating to Empire Resources’ ordinary course of business consistent with past practice), including the following:

•	declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, other than the regular quarterly dividend of not greater than $0.04 per Share payable to stockholders of record on a date no earlier than March 30, 2017;
•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•	purchase, redeem or otherwise acquire any shares of capital stock of Empire Resources or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (except for the withholding of Shares in connection with taxes payable in respect of the exercise of Empire Resources Options);
•	(i) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or equity equivalent (other than for the issuance of shares upon the exercise of Empire Resources Options and for pledges of the stock of the subsidiaries of Empire Resources, including foreign subsidiaries, which are required or may be required under the existing terms of borrowings or indebtedness), (ii) except as contemplated by the Merger Agreement, amend, waive or otherwise modify the terms of any such rights, warrants or options or (iii) except as contemplated by the Merger Agreement, accelerate the vesting of any Empire Resources Options (other than any acceleration occurring in connection with the Offer or the Merger pursuant to the terms of the applicable equity incentive plan or agreement governing the applicable Empire Resources Option);
•	amend its Certificate of Incorporation or By-laws or other organizational documents, or alter through merger, liquidation, reorganization, restructuring or in any other fashion, the corporate structure or ownership of any subsidiary of Empire Resources;
•	except as required by contractual commitments existing on the date of the Merger Agreement, (i) acquire or agree to acquire, except for purchases of raw materials, supplies, and inventory in the ordinary course of business, by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets that have a value in excess of $100,000 individually or in excess of $500,000 in the aggregate during any calendar month, (ii) sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets that have a value in excess of $100,000 individually or in excess of $500,000 in the aggregate during any calendar month, except sales of inventory or obsolete assets in the ordinary course of business or (iii) except as permitted by clauses (i) and (ii) with respect to raw materials, inventory, supplies and obsolete assets, (a) amend or otherwise modify, or terminate, any material contract, agreement or commitment, (b) or enter into any joint venture, lease or management agreement or other material agreement of Empire Resources or any of its subsidiaries if, in each case, such contract, agreement, commitment, venture, lease or management agreement involves or could reasonably be expected to involve the receipt or payment by Empire Resources or any of its subsidiaries of $100,000 per month individually and $500,000 per month in the aggregate (except for hedging arrangements in the ordinary course of business);
•	incur any additional indebtedness (including for this purpose any indebtedness evidenced by notes, debentures, bonds, capitalized leases or other similar instruments, or secured by any lien on any property, obligations under any title retention agreement and obligations under letters of credit or similar credit transaction) in a single transaction or a group of related transactions or engage in any other financing arrangements, in the aggregate, having a value in excess of $100,000;
•	except as may be required as a result of a change in law or in U.S. GAAP, change any of the accounting principles or practices used by it materially affecting the reported consolidated assets, liabilities or results of operations of Empire Resources and its subsidiaries;
•	settle or compromise any material pending or threatened suit, action or claim, other than settlements or compromises requiring payments by Empire Resources or any of its subsidiaries of no more than $100,000 individually and $500,000 per month in the aggregate;
•	pay, discharge or satisfy any material claims, liabilities or obligations, other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in, or contemplated by, Empire Resources’ financial statements (or the notes thereto) or incurred in the ordinary course of business or relating to matters expressly permitted by the Merger Agreement, or arising from the transactions contemplated thereby, including payments to advisors, and except for payments, discharges and satisfaction of no more than $100,000 individually and $500,000 per month in the aggregate;
•	(i) increase in any manner the compensation and employee benefits of any of its directors, executive officers and other key employees, hire any new employees (other than to replace an employee whose employment has terminated), or pay any pension or retirement allowance not required by law or any existing plan or agreement to any such employees, (ii) become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment, severance or change in control agreement with or for the benefit of any employee, other than (a) the establishment of terms of employment (including compensation) of newly hired employees other than executive officers in the ordinary course of business and (b) amendments to employment agreements required to cause such agreements to not be subject to Section 409A of the Code, or, if subject to Section 409A of the Code, to not result in the application of the additional tax thereunder (provided, that any such amendment does not materially expand the benefits to be received thereunder); provided, however, that Empire Resources and any of its subsidiaries may pay cash bonuses and other cash incentive compensation in respect of calendar year 2016 as set forth in the Merger Agreement;
•	(i) change its material (a) tax accounting policies, practices, or (b) tax elections, or (ii) settle any material audits, examinations or litigation with respect to taxes, except, in each case, as may be required by law or U.S. GAAP;
•	(i) change fiscal years, (ii) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Empire Resources or any material subsidiary of Empire Resources, (iii) enter into any material collectively bargaining agreement and (iv) enter into any material agreement with a term of performance greater than six months;
•	make or agree to make any new capital expenditures, other than capital expenditures Empire Resources deems necessary or appropriate in its reasonable judgment to repair existing facilities or equipment either (i) to maintain the safety of any such facility or the materials stored therein or (ii) that are not in an amount in excess of $250,000 in the aggregate; or
•	take, or agree in writing or otherwise to take, any of the foregoing actions.

No Solicitation

Empire Resources has agreed that, except as expressly permitted by the Merger Agreement, during the period from the date of the Merger Agreement until the Effective Time, it will not, and will cause its subsidiaries and its and their respective representatives to not, directly or indirectly:

•	knowingly solicit, initiate or knowingly facilitate the making, submission of any inquiry, indication of interest, proposal or offer which would reasonably be expected to lead to an Acquisition Proposal (as defined below);
•	enter into, participate, continue or otherwise engage in discussions or negotiations with, or provide any non-public information to, any person with respect to an Acquisition Proposal; or
•	agree to, accept endorse, recommend, approve (or publicly propose or announce any intention or desire to agree to, accept, endorse, recommend or approve) any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to an Acquisition Proposal.

However, prior to the Effective Time, Empire Resources may, in response to an unsolicited bona fide inquiry, offer or proposal which could lead to an Acquisition Proposal from any Person (a “Potential Acquiror”) which the Company’s Board of Directors determines, in good faith and after consultation with its independent financial advisor and outside legal counsel, could reasonably be expected to lead to a transaction more favorable than the Offer and the Merger (taking into account the likelihood of consummation, the person making the inquiry or proposal, the form, and amount of consideration offered, and any other factors deemed relevant by the Board of Directors of Empire Resources) (a “Superior Proposal”), furnish confidential or nonpublic information to, and engage in discussions and negotiate with, such Potential Acquiror, its representatives, advisors, sources of debt or equity financing, and persons expressing interest in purchasing any of Empire Resource’s assets or businesses from such Potential Acquiror; provided, at least two business days prior to furnishing any such confidential or nonpublic information to, or engaging in discussions or negotiations with, such Person, Empire Resources gives Ta Chen written notice of the identify of such Person and of Empire Resources’s intention to furnish nonpublic information to, or enter into discussions with, such Person.

For purposes of the Merger Agreement, “Acquisition Proposal” means any inquiry, proposal or offer from any person or group relating to (i) a merger, acquisition, consolidation, tender offer, exchange offer or similar transaction involving, or any proposal or offer to purchase or acquire in any manner (a) assets representing 20% or more of the assets of Empire Resources and its subsidiaries, taken as a whole, or (a) an equity interest in 20% or more of the voting securities of Empire Resources or of any of its subsidiaries if such subsidiaries own directly or indirectly 20% or more of the assets referred to in clause (a).

Nothing contained in the non-solicitation provisions of the Merger Agreement will prohibit Empire Resources from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if, in each case, the Empire Resources Board determines, after consultation with Empire Resources’ outside legal counsel, that failure to do so would reasonably be likely to be inconsistent with its fiduciary duties to the stockholders of Empire Resources under applicable law.

Empire Resources Board’s Recommendation; Change of Board Recommendation

The Empire Resources Board has made the Empire Resources Board Recommendation that the holders of the Shares accept the Offer and tender their Shares to us pursuant to the Offer. The Empire Resources Board has also agreed to include the Empire Resources Board Recommendation in the Schedule 14D-9 and consented to the inclusion of the Empire Resources Board Recommendation in this Offer to Purchase and documents related to the Offer.

However, if at any time prior to the Share Acceptance Time, Empire Resources may terminate the Merger Agreement, for among other reasons, in order to enter into a definitive agreement for a Superior Proposal.

Indemnification; Insurance and Benefit Plans

Ta Chen has agreed that:

•	for six (6) years after the Effective Time, Ta Chen shall cause the Surviving Corporation to establish and maintain provisions in its Certificate of Incorporation and By-laws concerning the indemnification and exoneration of the Surviving Corporation’s former and current officers, directors, employees, and agents that are no less favorable to those persons than the provisions of the Certificate of Incorporation and By-laws of Empire Resources as in effect as of the date of the Merger Agreement; and
•	for six (6) years and sixty (60) days after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted under applicable law as modified by the provisions of the Certificate of Incorporation and By-Laws as in effect as of the Effective Time, each present and former director and officer of Empire Resources or any of its subsidiaries and each present and former trustee of any employee benefit plan of Empire Resources (each such director, officer or trustee, together with such persons heirs, executors or administrators, an “Indemnified Party” and collectively, the “Indemnified Parties”) against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with (i) any acts or omissions occurring or alleged to occur prior to the Effective Time in their capacities as officers or directors of Empire Resources or any of its subsidiaries or taken by them at the request of Empire Resources or any of its subsidiaries (including, without limitation, acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of Empire Resources) or (ii) the adoption and approval of the Merger Agreement, the Merger, the Offer or the other transactions or arising out of or pertaining to the Offer and the Merger;
•	for six (6) years after the Effective Time, Parent shall cause the Surviving Corporation to be maintained in effect, without any lapse in coverage, the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Empire Resources and its subsidiaries (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the Indemnified Parties than the current policies) with respect to matters arising on or before the Effective Time; provided, however, that (i) in lieu of the purchase of such insurance by the Surviving Corporation, Empire Resources, with Ta Chen’s written consent (which shall not be unreasonably withheld prior to the Effective Time), may purchase a six-year extended reporting period endorsement under its existing directors’ and officers’ liability insurance coverage, and (ii) during this period, the Surviving Corporation shall not be required to procure any coverage in excess of the amount that can be obtained for the remainder of the period for an annual premium of 300% of the current annual premium paid by Empire Resources for its existing coverage. Notwithstanding the foregoing, Empire Resources may elect in lieu of the foregoing insurance, prior to the Effective Time, to obtain and fully pay for a policy (providing coverage for the Indemnified Parties and such officers) with a claims period of at least six (6) years from the Effective Time from an insurance carrier with the same or better credit rating as Empire Resources’ current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope no less favorable than Empire Resources’ existing policies with respect to matters existing or occurring at or prior to the Effective Time, provided that the cost thereof does not exceed 300% of the aggregate amount per annum that Empire Resources and its subsidiaries paid for such overage in the last full fiscal year, and provided, further, that Empire Resources shall consult with Ta Chen regarding the selection of such “tail” insurance policy. If such “tail” policy has been obtained by Empire Resources prior to the Effective Time, the Surviving Corporation shall maintain such policy in full force and effect for its full term and shall continue to honor Empire Resources’ obligations thereunder;
•	in the event that the Surviving Corporation (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any person, then, and in each such case, proper provision is to be made so that the applicable successors and assigns or transferees assume the obligations described above; and
•	to cause the Surviving Corporation (i) to maintain for a period of one year after the Acceptance Time for each individual employed by Empire Resources and its Subsidiaries without an employment agreement in effect, for so long as the Employee remains so employed by the Surviving Corporation (x) the base salary or base wages of the employees of Empire Resources and its Subsidiaries and (y) the Employee Benefit Plans (other than equity-based plans) in effect on the date of the Merger Agreement or (ii) to provide compensation and employee benefits (other than equity-based plans) to each current employee of Empire Resources and its Subsidiaries that are not materially less favorable in the aggregate to such employees than those benefits in effect for such employees on the date of the Merger Agreement.

Other Covenants

The Merger Agreement contains other customary covenants, including covenants relating to (i) access, (ii) confidentiality, (iii) matters with respect to Section 16 of the Exchange Act and the rules and regulations thereunder, (iv) public announcements, and (v) stockholder litigation.

Escrow

Concurrently with the execution of the Merger Agreement, we deposited fifteen million ($15,000,000) (the “Escrow Money”) with JPMorgan Chase Bank, NA (the “Escrow Agent”). The Escrow Agent shall hold the Escrow Money in escrow in a segregated account until the Share Acceptance Time, and at the Share Acceptance Time the Escrow Agent will transfer the Escrow Money to the Paying Agent. Ta Chen and Empire

Resources agreed that the Escrow Money is for the payment of Shares pursuant to the Offer and the Merger and, in the event that we or Ta Chen has any liabilities under the Merger Agreement, including for breaches of the agreement, the Escrow Money will be available for payment of these liabilities or to meet obligations under an order of specific performance.

Termination of the Merger Agreement

The Merger Agreement may be terminated:

•	by mutual written consent of Ta Chen and Empire Resources at any time prior to the Share Acceptance Time;
•	by either of Ta Chen or Empire Resources, if the Share Acceptance Time shall not have occurred on or before the Outside Date; provided, however, that the right to terminate the Merger Agreement will not be available to any party if the failure of such party (and in the case of Ta Chen, the Purchaser) to consummate the Offer is the result of a willful and material breach of the Merger Agreement;
•	by either of Ta Chen or Empire Resources, if any governmental entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable and constitutes a Blocking Prohibition, provided that the right to terminate the Merger Agreement will not be available to any party which has not used its best efforts to cause such order, decree, or ruling to be lifted or otherwise taken action necessary to comply with the terms of the Merger Agreement;
•	by Ta Chen, (i) if Empire Resources breaches or fails to perform in any material respect any of its representations and warranties contained in the Merger Agreement, which breach or failure to perform (a) would give rise to the failure of an Offer condition, and (b) cannot be or has not been cured within 10 business days after the giving of written notice to Empire Resources of such breach (provided that Ta Chen is not then in material breach of any representation or warranty contained in the Merger Agreement); (ii) if any of Empire Resources’ covenants contained in the Merger Agreement shall have been breached, which breach would give rise to the failure of an Offer condition;
•	by Ta Chen, (i) if the Empire Resources Board withdraws, amends or modifies in a manner materially adverse to Ta Chen or Sub its approval or recommendation of the Merger Agreement, the Offer or the Merger or fails to recommend to Empire Resources’ stockholders that they accept the Offer; (ii) if the Empire Resources Board shall have approved, endorsed, or recommended any Acquisition Proposal; or (iii) if Empire Resources shall have entered into a definitive agreement for a Superior Proposal (a “Superior Proposal Termination”);
•	by Empire Resources, if Ta Chen breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform cannot be or has not been cured within 20 business days after the giving of written notice to Ta Chen of such breach (provided that Empire Resources is not then in material breach of any representation, warranty or covenant contained in the Merger Agreement);
•	by Empire Resources in order to enter into a definitive agreement for a Superior Proposal; or
•	by Empire Resources, if the Offer has not been commenced within six (6) business days of the date of the Merger Agreement.

Effects of Termination

If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become void and of no effect without liability or obligation of any party, provided, however, that (i) none of the parties thereto will be relieved of any liability arising from any fraud or willful breach by such party of its covenants and agreements set forth in the Merger Agreement, (ii) upon certain events Empire Resources may be required to pay the Company Termination Fee to Ta Chen, as further described below and (iii) the parties thereto will, in all events, remain bound by and continue to be subject to the non-disclosure agreement, dated January 18, 2017, by and between Ta Chen and Empire Resources (the “Confidentiality Agreement”) and certain designated provisions of the Merger Agreement that survive termination, including access to information, public announcements, the effect of termination, fees and expenses and other miscellaneous provisions.

Company Termination Fee

A termination fee of $1,000,000 (the “Company Termination Fee”) will be payable to Ta Chen under the following circumstances:

(i)	if the Merger Agreement is terminated by Ta Chen pursuant to a Superior Proposal Termination;
(ii)	if the Merger Agreement is terminated by Empire Resources pursuant to a Superior Proposal Termination; or
(iii)	if the Merger Agreement is terminated (X) by Ta Chen upon Empire Resources’ Board’s withdrawal, amendment or modification in a manner materially adverse to Ta Chen of the Board’s approval or recommendation of the Merger Agreement or (Y) by either Ta Chen or Empire Resources upon failure to accept for payment Shares by May 31, 2017 pursuant to the Offer, and, in the case of both (X) and (Y), the event giving rise to the right to terminate occurred at a time when an acquisition proposal had been made and not withdrawn and within six months after such termination either Empire Resources has entered into a definitive agreement relating to an Acquisition Proposal or a transaction contemplated by an Acquisition Proposal has been consummated.

Empire Resources Termination Fee

A termination fee of $4,000,000 will be payable to Empire Resources by Ta Chen if the Merger Agreement is terminated by either Ta Chen or Empire Resources upon failure to accept for payment Shares by May 31, 2017 pursuant to the Offer, or upon a Blocking Prohibition by any governmental entity of acceptance for payment of the Shares pursuant to the Offer, and at such time (i) Empire Resources is not then in material breach of any representation, warranty or covenant contained in this Agreement and (ii) there is a Prohibition in effect (other than a Prohibition resulting from litigation brought by or on behalf of stockholders of Empire Resources alleging that its directors breached their fiduciary duties).

Specific Enforcement

We, Ta Chen and Empire Resources are entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof in addition to any other remedy to which we and they are entitled under the terms of the Merger Agreement, at law or in equity.

Fees and Expenses

Except as provided in this Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Company Termination Fee,” all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees and expenses.

Governing Law

The Merger Agreement is governed by Delaware law.

Confidentiality Agreement

The following summary description of the Confidentiality Agreement is qualified in its entirety by reference to such Confidentiality Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference, which you may examine and copy as set forth in Section 8 — “Certain Information Concerning Purchaser and Ta Chen” above.

On January 18, 2017, Empire Resources and Ta Chen entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which Ta Chen agreed that, subject to certain limitations, certain information related to Empire Resources or its affiliates furnished to Ta Chen or its subsidiaries and its and their respective representatives will be used by them solely for the purpose of evaluating, negotiating and executing a possible negotiated transaction between or involving Ta Chen and Empire Resources, and would be kept confidential, except as otherwise provided in the Confidentiality Agreement. Ta Chen also agreed, among other things, to certain standstill provisions which prohibit Ta Chen and its representatives from taking certain actions with respect to Empire Resources for a period ending on second anniversary of the date of the Confidentiality Agreement. The Confidentiality Agreement provides that, if Empire Resources were to announce a change of control transaction with another party, Ta Chen could make a confidential, non-public and bona fide proposal to the Board regarding a possible transaction, notwithstanding the standstill provisions.

Tender Agreements

The following summary description of the Tender Agreements is qualified in its entirety by reference to a form of such Tender Agreements, a form of which is attached as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference, which you may examine and copy as set forth in Section 8 — “Certain Information Concerning Purchaser and Ta Chen” above.

Concurrently with entering into the Merger Agreement, we and Ta Chen entered into Tender Agreements with certain stockholders of Empire Resources (collectively, the “Tendering Stockholders”). The Tendering Stockholders own, in the aggregate, indirectly or directly, Shares representing approximately 46.3% of all outstanding Shares, based upon information provided by Empire Resources and the Tendering Stockholders, as set forth below:

Supporting Stockholder	Number of Shares
Nathan Kahn and Sandra Kahn	3,822,523	(1)

(1)	Nathan and Sandra Kahn share voting and investment power with respect to all Shares.

The Tender Agreements provide that each Tendering Stockholder will validly tender (or cause to be tendered) pursuant to the Offer its Shares pursuant to the terms of the Offer promptly following commencement of the Offer, but no later than ten business days following commencement of the Offer (with respect to any Shares directly or indirectly acquired subsequent to such tenth business day, as promptly as practicable after such acquisition).

Pursuant to the Tender Agreements, the Tendering Stockholders have also agreed not to (i) Transfer (as defined below) any of Shares or any options, warrants or other rights to acquire any capital stock of Empire Resources to any person or entity (other than to a trust or similar entity which either is controlled by the Tendering Stockholder or which it agrees to tender into the Offer any Shares it receives in accordance with the Tender Agreement) or (ii) grant any proxies or powers of attorney, deposit any of the Shares into a voting trust or enter into a voting agreement with respect to any of the Shares, or any interest in any of the foregoing. The Tendering Stockholders have the right to contribute up to 82,000 Shares, representing approximately 1% of the outstanding shares, to one or more charities rather than tendering those Shares pursuant to the Offer. For purposes hereof, “Transfer” means, with respect to a security, (i) the sale, transfer, pledge, hypothecation, encumbrance, assignment or disposition of such security or the beneficial ownership thereof, (ii) the offer to make such a sale, transfer, pledge, hypothecation, encumbrance, assignment or other disposition of such security or the beneficial ownership thereof, (iii) consent to such an offer for sale, transfer, pledge, hypothecation, encumbrance, assignment or other disposition of such security or the beneficial ownership thereof, or (iv) each option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

The Tender and Support Agreements terminate upon the earlier to occur of (i) the Share Acceptance Time; (ii) the termination of the Merger Agreement in accordance with its terms; (iii) the termination or withdrawal of the Offer by Ta Chen or Purchaser; (iv) the expiration of the Offer without the acceptance for payment of the Shares validly tendered in the Offer; and (v) an amendment of the Merger Agreement or the terms of the Offer without the prior written consent of the Tendering Stockholder that (a) decreases the Offer Price or the consideration for the Merger, (b) changes the form of consideration to be paid in the Offer or the Merger, or (c) changes any other term of the Offer or Merger that is materially adverse to the Tendering Stockholder in its capacity as a holder of Shares. In addition, the Tendering Stockholder has the right to terminate the Tender Agreement if the Share Acceptance Time has not occurred by the sixtieth day after the date the Offer is commenced.

12. Purpose of the Offer; Plans for Empire Resources; Other Matters.

Purpose of the Offer

We are making the Offer pursuant to the Merger Agreement in order to acquire control of, and ultimately following the Merger, the entire equity interest in, Empire Resources while allowing Empire Resources’ stockholders an opportunity to receive the Offer Price promptly by tendering their Shares pursuant to the Offer. We and Empire Resources have agreed to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable after consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement.

Holders of Shares who tender their Shares pursuant to the Offer will cease to have any equity interest in Empire Resources and will no longer participate in the future growth of Empire Resources. If the Merger is consummated, the current holders of Shares will no longer have an equity interest in Empire Resources and instead will only have the right to receive an amount in cash equal to the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Delaware law.

Plans for Empire Resources

The Merger Agreement provides that, following the consummation of the Offer and subject to the conditions set forth in the Merger Agreement, we will be merged with and into Empire Resources and that, following the Merger and until thereafter amended, (i) Empire Resources’ certificate of incorporation in effect immediately prior to the Effective Time will be the certificate of incorporation of the Surviving Corporation, except that the name of the corporation set forth therein will be changed to the name of Empire Resources, and (ii) our bylaws in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation, except that the name of the corporation set forth therein will be changed to the name of Empire Resources. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Certificate of Incorporation; Bylaws.”

From and after the Effective Time, until successors are duly elected and qualified in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, (i) the officers of Empire Resources immediately prior to the Effective Time will be the officers of the Surviving Corporation and (ii) our directors immediately prior to the Effective Time will be the directors of the Surviving Corporation. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Changes of Directors and Officers in Connection with the Offer and the Merger.”

It is expected that, initially following the Merger, the business and operations of Empire Resources will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Ta Chen will continue to evaluate the business and operations of Empire Resources during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing, including running the business and operations of Empire Resources as a wholly owned subsidiary, as of and following the Effective Time.

Except as described above or elsewhere in this Offer to Purchase, neither we nor Ta Chen has any present plans or proposals that would relate to or result in (i) any extraordinary transaction involving Empire Resources or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Empire Resources or any of its subsidiaries, (iii) any change in the Empire Resources Board or management of Empire Resources, (iv) any material change in Empire Resources’ capitalization or (v) any other material change in Empire Resources’ corporate structure or business.

No Stockholder Approval

If the Offer is consummated and as a result the Purchaser owns Shares that represent at least a majority of the then outstanding Shares, we do not anticipate seeking the approval of Empire Resources’ remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Closing will take place as soon as practicable after the Offer Closing, without a vote of the stockholders of Empire Resources, in accordance with Section 251(h) of the DGCL.

13. Certain Effects of the Offer.

Market for Shares.  If the Offer is consummated, there will be no market for the Shares because Ta Chen and Purchaser intend to consummate the Merger as soon as practicable following the Share Acceptance Time.

NASDAQ Listing.  The Shares are currently listed on the NASDAQ and trade under the symbol “ERS.” Immediately following the consummation of the Merger (which is expected to occur as soon as practicable following the Share Acceptance Time), the Shares will no longer meet the requirements for continued listing on the NASDAQ because the only stockholder will be Ta Chen. Immediately following the consummation of the Merger, we intend to cause Empire Resources to delist the Shares from the NASDAQ.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act.

We intend to seek to cause Empire Resources to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Empire Resources to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Empire Resources. Furthermore, the ability of “affiliates” of Empire Resources and persons holding “restricted securities” of Empire Resources to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14. Dividends and Distributions.

As described in Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement —  Conduct of Business of Empire Resources,” the Merger Agreement provides that, from the date of the Merger Agreement until the earlier of the Share Acceptance Time or the termination of the Merger Agreement pursuant to its terms, except as expressly required by the Merger Agreement, as required by applicable law, or otherwise with the prior written consent of Ta Chen, Empire Resources will not, and will not permit any of its subsidiaries to, declare, set aside, make or pay any dividend or other distribution with respect to the outstanding Shares, other than the regular quarterly dividend of not greater than $0.04 per Share payable to stockholders of record on a date no earlier than March 30, 2017.

15. Conditions to the Offer.

Notwithstanding any other provisions of the Offer or the Merger Agreement, we will not be required to accept for payment, and subject to the rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to our obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), will not be obligated to pay for, or may delay acceptance or payment for, any validly tendered Shares pursuant to the Offer if, at the Expiration Date:

•	the Minimum Condition has not been satisfied;
•	any statute, rule, regulation, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any governmental entity or other legal restraint or prohibition preventing the consummation of the Offer or the Merger shall be in effect, and then only if such order, injunction or restraint is (i) any United States federal or state statute, rule or regulation or United States federal or state court order or injunction or (ii) any other statute, rule, regulation, court order, or injunction the violation of which would reasonably be expected to have a Material Adverse Effect on Ta Chen and Empire Resources (on a consolidated basis after giving effect to the Merger) or would subject any director or officer of Ta Chen or Empire Resources to criminal liability (other than a misdemeanor the only penalty for which is a monetary fine) in a jurisdiction in which the director of officer resides;
•	any of the following conditions (collectively, the “Representations & Warranties Conditions”) have not been satisfied: (i) the representations and warranties of Empire Resources set forth in Section 3.2 of the Merger Agreement relating to the capital stock of Empire Resources shall not be true and correct in all respects on the date of the Merger Agreement and at the Closing (except to the extent that such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct in all respects as of that date), except for inaccuracies that would not increase the aggregate consideration payable in the Offer and the Merger by more than 2% and (ii) any of the other representations and warranties of Empire Resources set forth in the Merger Agreement shall not be true and correct on and as of the date of the Merger Agreement and at the Closing as though such representations and warranties were made on and as of such date (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) (except to the extent that such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of that date), except where the failure of the representations and warranties referred to in this clause (ii) to so be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;
•	Empire Resources has not performed in all material respects any material obligation, covenant and agreement required to be performed by it under the Merger Agreement (the “Covenant Condition”);
•	as of the Expiration Date, an authorized officer of Empire Resources shall not have executed and delivered to Ta Chen a certificate to the effect that, to the knowledge of such officer, the Representations & Warranties Conditions and the Covenant Condition have not occurred; or
•	the Merger Agreement has been validly terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Ta Chen and us and may be waived by Ta Chen and us, in whole or in part at any time and from time to time, in the sole discretion of Ta Chen and us; provided that the Minimum Condition may be waived by Ta Chen and us only with the prior consent of Empire Resources.

16. Certain Legal Matters; Regulatory Approvals.

General

Except as described in this Section 16, we are not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on our and Ta Chen’s review of publicly available filings by Empire Resources with the SEC and other information regarding Empire Resources, we are not aware of any governmental license or regulatory permit that appears to be material to Empire Resources’ business that might be adversely affected by our acquisition of Shares as contemplated in this Offer to Purchase or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by us as contemplated in this Offer to Purchase. However, any such approval or other action, if needed, may not be obtained or may not be obtained without substantial conditions, and failure to obtain any such approvals or take any such other actions might result in adverse consequences to Empire Resources’ business, or might result in a requirement to dispose of certain parts of Empire Resources’ business, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions to the Offer.”

State Takeover Laws

A number of states have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein. Empire Resources has represented to us in the Merger Agreement that other than Section 203 of the DGCL, no other state takeover or similar statute or regulation is applicable to the Merger Agreement, the Offer or the Merger.

As a Delaware corporation, Empire Resources has not opted out of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such date. Empire Resources has represented to us in the Merger Agreement that the Empire Resources Board has approved, for purposes of the DGCL, the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Merger Agreement, the Offer, the Merger or the other transactions contemplated thereby, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15 — “Conditions to the Offer.”

Antitrust Compliance

The Antitrust Division of the U.S. Department of Justice and the Federal Trade Commission (the “FTC”) may review the legality under the antitrust laws of transactions such as the acquisition of the Shares by Purchaser pursuant to the Offer; however, because the size of the Offer and Merger are below the thresholds for filing a notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and no waiting period requirements under that act apply. Nevertheless, at any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary to protect competition in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Ta Chen or Empire Resources or of their respective subsidiaries and affiliates. U.S. state attorneys general and private parties may also bring legal actions under the antitrust laws of the United States. Neither Ta Chen, nor Purchaser believes that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.

Neither Ta Chen nor Purchaser is aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Ta Chen’s or Purchaser’s acquisition or ownership of the Shares.

Going Private Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because (i) we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Empire Resources for purposes of the Exchange Act; (ii) we anticipate that the Merger will be effected as soon as practicable after the consummation of the Offer; and (iii) in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required

Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement, and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the Empire Resources stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Ta Chen, Purchaser and Empire Resources will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of Empire Resources stockholders in accordance with Section 251(h) of the DGCL.

Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest accruing at 5% over the Federal Reserve discount rate (including any surcharge), unless the court in its discretion determines otherwise for good cause shown.

In determining the “fair value” of any Shares, the Court of Chancery will take into account all relevant factors. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Empire Resources a written demand for appraisal of Shares held, which demand must reasonably inform Empire Resources of the identity of the stockholder and that the stockholder is demanding appraisal;
•	not tender their Shares in the Offer; and
•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL will be included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions of the Offer, you will receive the Offer Price for your Shares.

17. Fees and Expenses.

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation and, subject to certain limits, reimbursement for reasonable out-of-pocket expenses and customary indemnification against certain liabilities in connection with the Offer.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, neither we nor Ta Chen will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

18. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. However, we may, in our discretion, take such action as we deem necessary to make the Offer comply with the laws of any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction in compliance with applicable laws.

No person has been authorized to give any information or to make any representation on behalf of us not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

We and Ta Chen have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, a Solicitation/Recommendation Statement on Schedule 14D-9 is being filed with the SEC by Empire Resources pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Empire Resources Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information, and Empire Resources may file amendments thereto. The Schedule TO and the Schedule 14D-9, including their respective exhibits, and any amendments to any of the foregoing, may be examined and copies may be obtained from the SEC’s Public

Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or may be accessed electronically on the SEC’s website at www.sec.gov and are available from the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase.

TA CHEN INVESTMENT CORPORATION

April 7, 2017

ANNEX A

CERTAIN INFORMATION REGARDING THE DIRECTORS
AND EXECUTIVE OFFICERS OF TA CHEN STAINLESS PIPE CO., LTD.

Set forth in the table below are the names, current principal occupations and material positions held during the past five years for each of the directors and executive officers of Ta Chen Stainless Pipe Co., Ltd. The business address and telephone number for each director and executive officer of Ta Chen Stainless Pipe Co., Ltd. is: No.125 Hsin-Tien 2nd Street, Hsin-Tien Jeng-Teh, Tainan, Taiwan 71752, telephone (562) 808-8000.

During the past five years, to the best of our knowledge and belief, and after reasonable inquiry, we do not believe that any of the persons listed below have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have they been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that has resulted in a judgment, decree or final order enjoining him, her or it from future violations of, or prohibiting activities subject to U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

DIRECTORS OF TA CHEN STAINLESS PIPE CO., LTD.

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years		Citizenship
Li Yun Hsieh	July, 2010 – Present	Chairman of Ta Chen Stainless Pipe Co., Ltd.	Republic of China
Robert Shieh	January, 1990 – Present	General Manager of Ta Chen Stainless Pipe Co., Ltd.	United States of America
Yi Lan Ou	April, 1994 – Present	Chairman of Rigid Industrial Co., Ltd	Republic of China
Chao Jin Tsai	June, 2011 – Present	General Manager of Fang Sheng Screw Co., Ltd	Republic of China
Danny Tu	June, 2008 – Present	Vice President P. V. F. of Ta Chen International Inc.	United States of America

A-1

EXECUTIVE OFFICERS OF TA CHEN STAINLESS PIPE CO., LTD.

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years		Citizenship
Li Yun Hsieh	July, 2010 – Present	Chairman of Ta Chen Stainless Pipe Co., Ltd.	Republic of China
Robert Shieh	January, 1990 – Present	General Manager of Ta Chen Stainless Pipe Co., Ltd.	United States of America
Dennis Chang	April, 1994 – Present	Vice President of Ta Chen Stainless Pipe Co., Ltd	Republic of China
Dennis Wong	October, 2007 – Present	Chief Financial Officer of Ta Chen Stainless Pipe Co., Ltd	Republic of China

A-2

ANNEX B

CERTAIN INFORMATION REGARDING THE DIRECTORS
AND EXECUTIVE OFFICERS OF PURCHASER

Set forth in the table below are the names, current principal occupations and material positions held during the past five years for each of the directors and executive officers of Ta Chen Investment Corporation. The business address and telephone number for each director and executive officer is: 2140 S. Dupont Highway, Camden, Delaware 19934, telephone (562) 808-8000.

The sole director and executive officer of Ta Chen Investment Corporation is a citizen of the United States of America.

During the past five years, to the best of our knowledge and belief, and after reasonable inquiry, we do not believe that any of the persons listed below have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have they been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that has resulted in a judgment, decree or final order enjoining him, her or it from future violations of, or prohibiting activities subject to U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name and Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years		Director/Officer Since
Johnny Hsieh Director, President, Secretary, Treasurer and Chief Financial Officer	January 2017 – Present	Chief Executive Officer	January 2017
	January 2014 – Present	Chief Executive Officer of Ta Chen International
	January 2011 – 2012	Chief Operating Officer of Ta Chen International

B-1

ANY LETTER OF TRANSMITTAL TO BE DELIVERED TO THE DEPOSITARY MAY ONLY BE SENT TO THE DEPOSITARY BY MAIL OR COURIER TO ONE OF THE ADDRESSES SET FORTH BELOW AND MAY NOT BE SENT BY FACSIMILE TRANSMISSION. ANY CERTIFICATES REPRESENTING SHARES AND ANY OTHER REQUIRED DOCUMENTS SENT BY A STOCKHOLDER OF EMPIRE RESOURCES OR SUCH STOCKHOLDER’S BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE SHOULD BE SENT TO THE DEPOSITARY AS FOLLOWS:

By mail:	By courier or by registered mail:
American Stock Transfer & Trust Company, LLC Attn: Reorganization Department 6201 15th Avenue, Brooklyn, New York 11219	American Stock Transfer & Trust Company, LLC Attn: Reorganization Department 6201 15th Avenue, Brooklyn, New York 11219

The Information Agent may be contacted at the address and telephone numbers set forth below for questions and/or requests for additional copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
Stockholders and All Others, Call Toll-Free: (877) 361-7972
Email: ers@dfking.com

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